     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2000



                                                      REGISTRATION NO. 333-33610

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            BTU INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           04-2781248
         (STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                                23 ESQUIRE ROAD
                      NORTH BILLERICA, MASSACHUSETTS 01862
                                 (978) 667-4111
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                PAUL J. VAN DER WANSEM, CHIEF EXECUTIVE OFFICER
                            BTU INTERNATIONAL, INC.
                                23 ESQUIRE ROAD
                     NORTH BILLERICA, MASSACHUSETTS, 01862
                                 (978) 667-4111
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                JOHN E. BEARD, ESQ                               WILLIAM C. ROGERS, ESQ.
              PETER H. DODSON, ESQ.                               CHOATE, HALL & STEWART
                   ROPES & GRAY                                     ONE EXCHANGE PLACE
             ONE INTERNATIONAL PLACE                                 53 STATE STREET
           BOSTON, MASSACHUSETTS 02110                         BOSTON, MASSACHUSETTS 02109
                  (617) 951-7000                                      (617) 248-5000
               (617) 951-7050 (FAX)                                (617) 248-4000 (FAX)

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.   [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1)
of this form, check the following box.   [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [ ]   ____________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 13, 2000

PROSPECTUS

                                2,700,000 SHARES

                             BUTINTERNATIONAL LOGO

                            BTU INTERNATIONAL, INC.

                                  COMMON STOCK
                            ------------------------


     We are offering 2,500,000 shares of common stock. The selling stockholder is offering an additional 200,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholder. Our common stock is traded on the Nasdaq National Market under the symbol "BTUI." On April 7, 2000, the last reported sales price for the Company's Common Stock on the Nasdaq National Market was $11.50 per share.


                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 4.
                            ------------------------

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                            PER SHARE                  TOTAL
------------------------------------------------------------------------------------------------------
Public Price.......................................             $                        $
Underwriting Discounts.............................             $                        $
Proceeds, before expenses, to BTU International....             $                        $
Proceeds to Selling Stockholder....................             $                        $
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

     BTU International has granted the underwriters the right to purchase up to an additional 375,000 shares of common stock to cover over-allotments and the selling stockholder has granted the underwriters the right to purchase up to an additional 30,000 shares of common stock to cover over-allotments.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                            ------------------------

NEEDHAM & COMPANY, INC.                                A.G. EDWARDS & SONS, INC.

             The date of this prospectus is                , 2000.

INSIDE FRONT COVER


         At the top left corner of the cover page is the BTU International, Inc. logo, with the letters "BTU" in white in a red circle. To the right of the logo is the caption "BTU International, Inc. provides precision thermal processing solutions for advanced electronics manufacturing." Below the caption are four images of approximately the same size. These are a laptop computer personal computer, opened to show the screen, an opened cellular phone, a home satellite dish and a personal digital assistant. At the bottom of the page is the caption "High volume precision electronics manufacturing requirements are being driven by the rapid growth of mobile devices, networking, and telecommunications."


GATEFOLD


         At the top of the two pages is the title "Precision Thermal Processing Systems for Printed Circuit Board Assembly." Pictured horizontally across the width of the two pages is an image of a reflow thermal processing system, with the entrance and control console on the left and the cover of the process chamber shaded out to allow depiction of the interior of the system. Within the reflow system, there is an edge-rail conveyor system on which numerous printed circuit boards are being moved through the reflow system. Surrounding the reflow system are six circular diagrams, three of them above the system and three below. The control console is blank.



         Directly above the control console is a circular diagram that reads "Thermal Process Control." Within this circle is a simple graphic representation of a computer screen, which shows a graph depicting various stages of the reflow and curing processes. Above this circle image is the following caption: "Precise and uniform temperature control is critical for high yield consistent processing of advanced printed circuit boards."



         To the right of the temperature control diagram, and pointing to the interior of the reflow system, in the center of its length, is another circular diagram whose heading reads "High Rate Impingement Convection." Enclosed in this circular diagram is a cross-section of the system from the perspective of the system's entrance, with arrows describing the direction of heat energy flows through the system. Next to this diagram is the following caption: "High rate impingement convection heating and cooling modules with closed loop control for maximum throughput and flexibility."



         To the right is a third circular diagram, pointing to the process chamber, with the heading "Process Chamber." This circle contains an image of a cross-section of the process chamber lining. Also within the circle is a sub-heading that reads "Stainless Steel Construction," and the second, below it, reads "High Performance Materials for Reliability." Next to this diagram is the following caption: "High temperature resistant materials and continuous flux extraction provide reliability and high uptime for continuous 24x7 processing."

         Below the reflow system are three additional circular diagrams. Under the reflow system's lower left corner, pointing to one of the printed circuit boards being fed through the system, is a circular diagram with the heading "Critical Process." Within the circle is an image of a densely populated PCB next to an enlarged image of one of the component capacitors that populate the PCB. An enlarged pencil point is shown next to the capacitor to illustrate the miniature size of the capacitors being reflowed onto the board. Next to this diagram is the following caption: "Complex miniaturized printed circuit board assemblies for such applications as mobile devices, demand precise thermal manufacturing processes."



         To the right of this circular diagram, pointing to the central part of the process chamber, is a circular diagram whose heading reads "Advanced Board Handling." Within this circle is a cross-section of two PCBs resting on the conveyor system as they are fed through the reflow system. Next to the diagram is the following caption: "Printed circuit boards with advanced packaging technologies are often non-repairable, requiring 100% first pass yield. Advanced board handling is critical to prevent thermal sag and maintain board flatness, for the attachment of advanced packages."



         In the lower right corner of the page, pointing to the interior of the process chamber, is a circular diagram whose heading reads "Flexibility." Within this circle are images of three sets of printed circuit boards. Beside the first image, which is divided into six segments, is the sub-heading "Cell phone 6-across." Below this image is another printed circuit board in two segments, next to the sub-heading "PC Motherboard 2-across." At the bottom of the circle is a somewhat larger printed circuit board, next to the sub-heading "Backplane 1-across." Next to the diagram is the following caption: "High volume manufacturers, especially contract electronics manufacturers, must be able to rapidly shift their lines to process many different types and sizes of printed circuit boards in the same thermal processing system."

                             BTU INTERNATIONAL LOGO

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Summary of Consolidated Financial Data......................    3
Risk Factors................................................    4
Statement Regarding Forward-Looking Statements..............    8
Use Of Proceeds.............................................    8
Price Range Of Common Stock.................................    9
Dividend Policy.............................................    9
Capitalization..............................................   10
Selected Consolidated Financial Information.................   11
Management's Discussion And Analysis Of Financial Condition
  And Results Of Operations.................................   13
Business....................................................   20
Management..................................................   30
Principal And Selling Stockholder...........................   32
Description Of Capital Stock................................   35
Underwriting................................................   36
Legal Matters...............................................   37
Experts.....................................................   37
Where You Can Find More Information About Us................   37
Incorporation Of Certain Documents By Reference.............   38
Index to Consolidated Financial Statements..................  F-1


                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully. All references to "we," "us," "our," "BTU," or "the Company" in this prospectus refer to BTU International, Inc. and all entities owned or controlled by BTU International, Inc., except where it is clear that the term means only the parent company. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

                                  THE COMPANY


     We design, manufacture, sell and support advanced thermal processing systems used primarily in the assembly of printed circuit boards (PCBs) and in advanced semiconductor packaging. We believe we are the leading supplier of solder reflow systems used by contract electronics manufacturers (CEMs) and original equipment manufacturers (OEMs) in the electronics industry. In addition, we produce custom thermal processing systems that are engineered for a variety of customer applications, typically requiring high temperatures and precise atmosphere control.



     Advanced thermal processing systems are primarily used in the electronics manufacturing process, particularly in PCB assembly and advanced semiconductor packaging. Several precision thermal processes are required to connect and bond integrated circuits to the semiconductor packages, and packaged circuits and other components to the PCB. This attachment process, which provides a permanent physical and electrical bond, is called solder reflow, or reflow.


     Our top revenue generating customers in 1999 included industry leaders such as Celestica, Intel, Lucent, Motorola, Nokia, Samsung and Solectron.

     Our customers' products are sold in a number of rapidly growing end markets such as mobile data communications equipment, broadband access products and consumer electronics. For instance, the market for mobile computers, including notebook computers and handheld devices, is expected to grow at a rate of 25% from 18.8 million units in 1998 to 45.2 million units in 2002, according to Dataquest. Similarly, Dataquest projects that the cellular phone market will grow at a rate of 27% from 175.4 million units in 1998 to 461.1 million units in 2002. Integral to the growth of the electronics industry are the advances in technology which result in producing smaller, lighter and cheaper end products. These factors are driving innovation in advanced semiconductor packaging and driving the trend by OEMs to outsource their PCB assembly needs. Dataquest projects that in 2002 advanced semiconductor packaging will comprise 24% of the semiconductor packaging industry, or 19.6 billion units, a 32% compounded annual growth rate (CAGR) for the period from 1999 to 2002. Technology Forecasters estimates that revenues for CEMs will reach $149.4 billion in 2003, a 20% CAGR for the period from 1999 to 2003.


     We have already begun to benefit from these growth trends as our net sales increased 35% from $15.9 million in the first quarter of 1999 to $21.4 million in the first quarter of 2000.



     Our systems enable our customers to increase PCB assembly and advanced semiconductor packaging throughput and yield by providing precise atmosphere and temperature control. Our systems and services provide:



      --   Atmosphere uniformity and control;



      --   Accurate and uniform temperature;



      --   Repeatability from system to system;



      --   Processing flexibility;


      --   Reliability; and


      --   Worldwide customer support.

     Our objective is to expand our position as the market leader in providing advanced thermal processing systems to CEMs and OEMs in the PCB assembly and advanced semiconductor packaging markets. We intend to employ the following strategies to achieve this objective:



      --   Expand market share in the electronic devices and PCB markets;



      -- Further penetrate the high growth contract electronics manufacturing market;



      --   Enter new market segments;



      --   Continue to provide superior global service and support; and



      --   Pursue strategic acquisitions.


     Our principal offices are located at 23 Esquire Road, North Billerica, Massachusetts 01862. Our telephone number is (978) 667-4111. We also have sales and service facilities throughout North America, Europe and Asia. Our corporate website is www.btu.com. The information on our website is not incorporated by reference into this prospectus.

                                  THE OFFERING

Common Stock offered by BTU......    2,500,000 shares

Common Stock offered by the
selling stockholder..............    200,000 shares


Common Stock outstanding after
this offering....................    9,367,258 shares



Use of proceeds..................    We expect to use the proceeds of this
                                     offering for general corporate purposes and working capital, research and development for products to enter new markets, investments in our information technology systems and possible future strategic acquisitions. See "Use of Proceeds."


Nasdaq National Market symbol....    BTUI


     The total number of shares outstanding after the offering excludes (a) 755,595 shares of common stock issuable upon exercise of stock options outstanding as of April 12, 2000, with a weighted average exercise price of $3.85 per share, (b) 164,731 shares of common stock reserved for future issuance under our stock option plans and (c) 18,090 of shares of common stock reserved for future issuance under our employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                          FISCAL YEAR ENDED DECEMBER 31,            FIRST QUARTER ENDED
                                  -----------------------------------------------   --------------------
                                                                                    MARCH 28,   APRIL 2,
                                   1995      1996      1997      1998      1999       1999        2000
                                  -------   -------   -------   -------   -------   ---------   --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales.......................  $58,274   $45,811   $52,118   $56,468   $70,476    $15,876    $21,361
Gross profit....................   26,252    19,043    21,687    22,483    27,998      6,103      8,684
Operating income................    6,403     1,070     2,000     1,887     3,741        720      1,777
Net income(1)...................  $ 5,073   $ 3,560   $ 1,250   $ 1,533   $ 2,838    $   544    $ 1,156
Earnings per share:
  Basic.........................  $  0.69   $  0.49   $  0.17   $  0.22   $  0.42    $  0.08    $  0.17
  Diluted.......................  $  0.68   $  0.49   $  0.17   $  0.22   $  0.41    $  0.08    $  0.16
Weighted average number of
  shares outstanding:
  Basic.........................    7,230     7,304     7,291     7,068     6,799      6,804      6,830
  Diluted.......................    7,320     7,338     7,336     7,118     6,968      6,910      7,284



                                                                    APRIL 2, 2000
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(2)
                                                              -------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $10,294       $36,719
Working capital.............................................   27,824        54,249
Total assets................................................   45,652        72,077
Long-term debt..............................................    4,888         4,888
Stockholders' equity........................................   27,129        53,554


------------
(1) In 1996, we sold our 19.4% minority interest in Bruce Technologies International, Inc. for $7.0 million. As a result, we recognized a pretax gain on this investment of $3.4 million, net of direct expenses.


(2) Adjusted to reflect the sale of the 2,500,000 shares of common stock offered by us in this prospectus at the public offering price of $11.50 per share and after deducting the estimated underwriting discounts and offering expenses. See "Capitalization."

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are risks, including those set forth below. You should carefully consider these risk factors, together with all the other information in this prospectus, before you decide to purchase shares of our common stock.


CAPITAL INVESTMENT BY ELECTRONICS CEMS AND OEMS FOR ADVANCED THERMAL PROCESSING SYSTEMS CAN BE CYCLICAL AND MAY DECLINE IN THE FUTURE.



     Our business depends in large part on capital equipment investments by CEMs and OEMs. This, in turn, depends on the current and anticipated market demand for advanced PCB assemblies and semiconductor packaging. In addition, capital investment by companies engaged in the electronics industry has been cyclical as the industry has reacted to capacity shortages and to overcapacity. Future industry overcapacity would likely reduce capital equipment expenditures by CEMs and OEMs and reduce the demand for our products. In addition, we must continually invest in engineering, research and development and marketing to penetrate our target markets and to maintain extensive worldwide customer service and support capabilities. Our ability to quickly reduce these expenses is limited, and, therefore, any downturns or slowdowns in capital investment by CEMs and OEMs or any downturns or slowdowns in the electronics industry, generally, would harm our business.


OUR LARGEST CUSTOMERS ACCOUNT FOR A SIGNIFICANT PORTION OF OUR NET SALES, AND OUR NET SALES WOULD SIGNIFICANTLY DECLINE IF ONE OR MORE OF THESE CUSTOMERS WERE TO PURCHASE SIGNIFICANTLY FEWER OF OUR SYSTEMS OR IF THEY DELAYED OR CANCELED A LARGE ORDER.


     Historically, a significant portion of our net sales in each quarter and year has been derived from sales to relatively few customers, and we expect this trend to continue. If any of our key customers were to purchase significantly fewer systems, or if a large order were delayed or canceled, our net sales would significantly decline. In 1999, aggregate sales to our ten largest customers accounted for approximately 50.0% of our total net sales. In 1999, sales to Solectron Corporation accounted for 17.8% of our total net sales. There are only a limited number of large companies operating as CEMs and OEMs in the electronics manufacturing industry. Accordingly, we expect that we will continue to depend on a small number of large customers for a significant portion of our net sales for at least the next several years. In addition, as CEMs and OEMs seek to establish closer relationships with their suppliers, and as consolidation occurs within the electronics manufacturing industry, we expect that our customer base may become even more concentrated.


     The success of our product development efforts depends on our ability to anticipate market trends and the price, performance and functionality requirements of electronic device manufacturers. In order to anticipate these trends and ensure that critical development projects proceed in a coordinated manner, we must continue to collaborate closely with our customers. Our relationships with our customers provide us with access to valuable information regarding industry trends, which enables us to better plan our product development activities. If our current relationships with our large customers are impaired, or if we are unable to develop similar collaborative relationships with important customers in the future, our long-term ability to produce commercially successful systems will be impaired.

OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY BE LESS EFFECTIVE IN SOME FOREIGN COUNTRIES WHERE INTELLECTUAL PROPERTY RIGHTS ARE NOT AS WELL PROTECTED AS IN THE UNITED STATES.

     In 1999, 68.0% of our total net sales were derived from sales to customers in foreign countries. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries. If we fail to adequately protect our intellectual property in these countries, it would be easier for our competitors to sell competing products in those countries and our business may be harmed.

SUCCESSFUL INFRINGEMENT CLAIMS BY THIRD PARTIES COULD RESULT IN SUBSTANTIAL DAMAGES, LOST PRODUCT SALES AND THE LOSS OF IMPORTANT INTELLECTUAL PROPERTY RIGHTS BY US.

     Our commercial success depends in part on our ability to avoid infringing or misappropriating patents or other proprietary rights owned by third parties. From time to time we have received communications from third parties asserting that our products infringe, or may infringe, on the proprietary rights of these third parties. We are presently involved in patent litigation with Electrovert, Inc., a division of Cookson Group PLC (Electrovert), and one of Electrovert's subsidiaries. We believe that Electrovert's Omniflow product line infringes on a patent issued to us relating to the flux condenser system contained in our solder reflow products. Electrovert and its subsidiary allege that some of our solder reflow products infringe on their patents relating to gas seal technology and infrared heating. If these actions are resolved against us, our business could be harmed.

WE MUST ATTRACT AND RETAIN KEY PERSONNEL WITH RELEVANT INDUSTRY KNOWLEDGE TO HELP SUPPORT OUR FUTURE GROWTH, AND COMPETITION FOR SUCH PERSONNEL IN OUR INDUSTRY IS INTENSE.

     We require the services of a substantial number of qualified personnel with relevant industry knowledge. Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The market for such skilled and experienced personnel is characterized by intense competition and aggressive recruiting, as well as a high degree of employee mobility, which makes it particularly difficult to attract and retain the qualified personnel we require. The loss of any of these key personnel, who would be extremely difficult to replace, could harm our business and operating results.

WE ARE DEPENDENT ON INTERNATIONAL SALES, WHICH EXPOSES US TO FOREIGN POLITICAL AND ECONOMIC RISKS.

     Shipments to customers operating in foreign countries accounted for approximately $47.9 million or 68.0% of our total net sales in 1999. We anticipate that international sales will continue to account for a significant portion of our net sales.

     Our reliance on international sales exposes us to foreign political and economic risks, including:

      --   political, social and economic instability;

      --   trade restrictions and changes in tariffs;

      --   import and export license requirements and restrictions;

      --   disruptions in international transport or delivery; and


      --   difficulties in collecting receivables.


     If any of these risks materialize, our international sales could decrease and our business could suffer.

WE ASSEMBLE AND TEST ALL OF OUR PRODUCTS AT A SINGLE FACILITY, AND ANY PROLONGED DISRUPTION IN THE OPERATIONS OF THIS FACILITY COULD REDUCE OUR NET SALES.

     We produce all of our products in our manufacturing facility located in North Billerica, Massachusetts. Some of our manufacturing processes are complex and require sophisticated, costly equipment and specially designed facilities. As a result, any prolonged disruption in the operations of our manufacturing facility could seriously harm our ability to satisfy our customer order deadlines. If we cannot deliver our products in a timely manner, our net sales will likely suffer.

WE OBTAIN SOME OF THE COMPONENTS AND SUBASSEMBLIES INCLUDED IN OUR PRODUCTS FROM A SINGLE SOURCE OR A LIMITED GROUP OF SUPPLIERS, AND THE PARTIAL OR COMPLETE LOSS OF ONE OF THESE SUPPLIERS COULD CAUSE PRODUCTION DELAYS AND A SUBSTANTIAL LOSS OF NET SALES.

     We rely on outside suppliers to manufacture many components and subassemblies. Certain components, subassemblies and services necessary for the manufacture of our products are obtained from a sole supplier or limited group of suppliers. We do not maintain any long-term supply agreements with any of our suppliers. Our reliance on a single supplier or a limited group of suppliers involves several risks, including the following:

      --   We may be unable to obtain an adequate supply of required components;

      -- We have reduced control over pricing and the timely delivery of components and subassemblies; and

      -- Our suppliers may be unable to develop technologically advanced products to support our growth and the development of new systems.

     Because the manufacturing of certain of these components and subassemblies involves complex processes and may require long lead times, we may experience delays or shortages caused by our suppliers. We believe that alternative sources could be obtained and qualified, if necessary, for most sole and limited source parts. However, if we were forced to seek alternative sources of supply or to manufacture such components or subassemblies internally, we may be forced to redeploy our manufacturing resources and redesign our manufacturing facility, which could prevent us from shipping our products to our customers on a timely basis. Any inability to obtain adequate deliveries, or any other circumstances that would restrict our ability to ship our products, could damage relationships with current and prospective customers and could harm our business.

SOME OF OUR CURRENT COMPETITORS HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE DO, AND INCREASED COMPETITION COULD IMPAIR SALES OF OUR PRODUCTS.

     We operate in a highly competitive electronics equipment manufacturing industry and face competition from a number of companies, some of which have greater financial, engineering, manufacturing, marketing and customer support resources than we do. As a result, some of our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products, which could impair sales of our products.

OUR STOCK PRICE IS VOLATILE AND OUR STOCK IS THINLY TRADED, WHICH COULD CAUSE INVESTORS TO LOSE A SUBSTANTIAL PART OF THEIR INVESTMENTS IN OUR STOCK.

     In 1999, our closing stock price reached a high of $5.75 and a low of $2.69. Our stock price could decline regardless of our actual operating performance and investors could lose a substantial part of their investment as a result of industry or market-based fluctuations. In addition, our stock has traditionally traded thinly. If an active public market for our stock does not develop, or if such a market is not sustained after this offering, it may be difficult for investors to resell our stock at favorable prices.

     The market price of our common stock will likely fluctuate in response to a number of factors, including the following:

      --   our failure to meet the performance estimates of securities analysts;

      -- changes in financial estimates of our revenues and operating results or buy/sell recommendations by securities analysts;

      -- the timing of announcements by us or our competitors of significant technological innovations, products, contracts or acquisitions;

      -- additions or departures of our senior management and other events or factors many of which are beyond our control; and

      --   general stock market conditions.

     In addition, in recent years, the stock market in general, and shares of technology companies in particular, have experienced extreme price fluctuations. If these price fluctuations continue, the market price of our common stock may be harmed.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     All of our outstanding shares are freely tradeable without restriction or further registration. Affiliates must sell all shares they own in compliance with the volume and other requirements of Rule 144, except for the holding period requirements. Our directors and executive officers and the selling shareholder have agreed that for a period of 90 days after the date of this prospectus, they will not directly or indirectly sell any shares of common stock without the consent of Needham & Company, Inc. and A.G. Edwards & Sons, Inc. Sales of substantial amounts of common stock by our shareholders, or even the potential for such sales, may have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

ONE SHAREHOLDER WILL CONTINUE TO HAVE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AFTER THIS OFFERING, AND COULD DELAY, DETER OR PREVENT A CHANGE OF CONTROL OR OTHER BUSINESS COMBINATION.

     Upon completion of this offering, Paul J. van der Wansem will beneficially own approximately 16.1% of our outstanding stock, or 15.2% if the underwriters' option to purchase additional shares is exercised in full. Mr. van der Wansem is also the chairman of our board of directors. The interests of this shareholder may not always coincide with our interests or those of our other shareholders. By virtue of his stock ownership and board representation, this shareholder will continue to have a significant influence over all matters submitted to our board and our shareholders and will be able to exercise significant control over our business, policies and affairs. Through the concentration of voting power, the shareholder could cause us to take actions that we would not consider absent his influence or could delay, deter or prevent a change of control of our company or other business combination that might otherwise be beneficial to our public shareholders.

OUR FINANCIAL STATEMENTS MAY NEED TO BE RESTATED IN ORDER TO COMPLY WITH A NEW ACCOUNTING PRONOUNCEMENT.


     The Securities and Exchange Commission released Staff Accounting Bulletin
(SAB) No. 101, "Revenue Recognition in Financial Statements," on December 3, 1999 and SAB No. 101A on March 24, 2000. These accounting bulletins provide additional guidance on the accounting for revenue recognition, including both broad conceptual discussions as well as certain industry-specific guidance. The new guidance concerning customer acceptance and installation terms may have an impact on the timing of our revenue recognition. The guidance is effective for the second quarter of fiscal year 2000 and would be adopted by recording the effect of any impacted revenue transaction as a "cumulative effect of change in accounting principle" as of January 1, 2000. Depending on how these accounting bulletins are interpreted, we may need to restate our financial statements for the first quarter of 2000 to take into account delays in recognizing revenue.


SHARES ELIGIBLE FOR FUTURE SALE MAY NEGATIVELY AFFECT OUR STOCK PRICE.


     If our shareholders sell substantial amounts of common stock (including shares issued upon the exercise of options) in the public market following this offering, the market price of our common stock could fall. The perception that such sales may occur could cause the market price of our common stock to fall on or before the date those shares are first eligible for sale. Such sales also might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding approximately 9,367,258 shares of common stock (based upon shares outstanding as of April 12, 2000), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after April 12, 2000. Of these shares, all of the 2.5 million shares sold in this offering and approximately 200,000 additional shares will be freely tradeable.

Additionally, approximately 1,572,552 shares will be eligible for sale in the public market 90 days after the date of this prospectus upon expiration of lock-up agreements with the underwriters.

IF OUR STOCK PRICE IS VOLATILE, WE MAY BE SUBJECT TO SECURITIES CLASS ACTION LITIGATION, WHICH WOULD DISTRACT OUR MANAGEMENT AND COULD RESULT IN SUBSTANTIAL COSTS OR LARGE JUDGMENTS AGAINST US.

     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their stock. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements and information contained in this prospectus concerning our future, proposed and anticipated activities; certain trends with respect to our net sales, operating results, capital resources and liquidity or with respect to the markets in which we compete; and other statements contained in this prospectus regarding matters that are not historical facts are forward-looking statements, as that term is defined under applicable securities laws. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Risk Factors."

                                USE OF PROCEEDS


     We estimate that we will receive net proceeds from this offering of approximately $26.4 million, at the public offering price of $11.50 per share, net of estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds will be $30.5 million.



     We expect to use these proceeds for general corporate purposes and working capital, research and development for products to enter new markets, the continued development of our state-of-the-art information technology systems for integrated supply chain management and possible future strategic acquisitions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses we will have for the remaining net proceeds upon completion of this offering and we do not have any material commitments to make any strategic acquisitions. Accordingly, our management will have broad discretion in the application of the net proceeds.


     Pending these uses, we intend to invest the net proceeds in interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

     We will not receive any of the proceeds from the shares sold by the selling stockholder. We have agreed to pay the expenses, other than underwriting discounts, relating to the sale of these shares.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been listed on the Nasdaq National Market System under the symbol "BTUI" since February 7, 1989. The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as reported on the Nasdaq National Market System.


                                                               HIGH       LOW
                                                              -------    ------
Fiscal Year Ended December 31, 1998:
  First Quarter.............................................  $  5.53    $ 4.25
  Second Quarter............................................     5.00      4.13
  Third Quarter.............................................     4.25      2.50
  Fourth Quarter............................................     3.63      2.19
Fiscal Year Ended December 31, 1999:
  First Quarter.............................................     4.00      3.00
  Second Quarter............................................     5.00      2.69
  Third Quarter.............................................     5.75      4.00
  Fourth Quarter............................................     5.75      4.31
Fiscal Year Ended December 31, 2000:
  First Quarter.............................................    17.75      5.25
  Second Quarter (through April 12, 2000)...................  $ 12.00    $ 9.63



     The closing sale price of our common stock on the Nasdaq National Market on April 12, 2000 was $9.63 per share. As of April 12, 2000, there were approximately 519 holders of record of our common stock.


                                DIVIDEND POLICY

     Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The payment of dividends in the future will depend on our growth, profitability, financial condition and other factors that our board of directors may deem relevant.

                                 CAPITALIZATION


     The following table sets forth our capitalization pre-offering and as adjusted at April 2, 2000 to give effect to the issuance and sale of 2,500,000 shares of common stock offered by us in this offering at an assumed public offering price of $11.50 per share, after deducting the estimated underwriting discounts and offering expenses payable by us:



                                                               AS OF APRIL 2, 2000
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt.........................  $   266      $   266
                                                              =======      =======
Long-term debt:
  Long-term debt, less current portion......................  $ 4,888      $ 4,888
Stockholders' equity:
  Class A preferred stock, $1.00 par value; 2,000,000 shares
     authorized, no shares issued and outstanding...........       --           --
  Series preferred stock, $1.00 par value; 5,000,000 shares
     authorized; no shares issued and outstanding...........       --           --
  Common stock, $.01 par value; 25,000,000 shares
     authorized; 7,842,648 shares issued and 6,866,738
     outstanding: 10,342,648 shares issued and 9,366,738
     outstanding as adjusted(1).............................       78          103
  Additional paid-in capital................................   20,768       47,168
  Retained earnings.........................................    9,588        9,588
  Accumulated other comprehensive income....................      233          233
  Treasury stock, at cost: 975,910 shares actual; 975,910,
     as adjusted............................................   (3,538)      (3,538)
                                                              -------      -------
          Total stockholders' equity........................   27,129       53,554
                                                              -------      -------
          Total capitalization..............................  $32,017      $58,442
                                                              =======      =======


---------------
(1)  Excludes the following:


      -- 756,115 shares issuable upon exercise of options outstanding at April 2, 2000 under our stock option plans, with a weighted average exercise price of $3.85 per share;



      --   164,731 shares available for future issuance under our stock plans;
           and


      -- 18,090 shares available for future issuance under our employee stock purchase plan.


     For a discussion of our stock option plans and stock purchase plan, see
Note 8 to the Consolidated Financial Statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


     The selected consolidated statement of operations data for each of the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999 and the selected consolidated balance sheet data as of December 31, 1998 and December 31, 1999 have been derived from our consolidated financial statements audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this Prospectus. The selected consolidated statement of operations data for the fiscal years ended December 31, 1995 and December 31, 1996 and the selected consolidated balance sheet data as of December 31, 1995, December 31, 1996 and December 31, 1997 have been derived from audited financial statements not included in this Prospectus. The selected consolidated statement of operations data for the first quarter ended March 28, 1999 and April 2, 2000 and the selected consolidated balance sheet data as of March 28, 1999 and April 2, 2000 are unaudited but have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of these dates. This data should be read together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.



                                          FISCAL YEAR ENDED DECEMBER 31,            FIRST QUARTER ENDED
                                  -----------------------------------------------   --------------------
                                                                                    MARCH 28,   APRIL 2,
                                   1995      1996      1997      1998      1999       1999        2000
                                  -------   -------   -------   -------   -------   ---------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales.......................  $58,274   $45,811   $52,118   $56,468   $70,476    $15,876    $21,361
Cost of goods sold..............   32,022    26,768    30,431    33,985    42,478      9,773     12,677
                                  -------   -------   -------   -------   -------    -------    -------
  Gross profit..................   26,252    19,043    21,687    22,483    27,998      6,103      8,684
Selling, general and
  administrative................   15,583    14,123    15,349    16,021    19,471      4,330      5,577
Research, development and
  engineering...................    4,266     3,850     3,808     4,575     4,786      1,053      1,330
Restructuring charge(1).........       --        --       530        --        --         --         --
                                  -------   -------   -------   -------   -------    -------    -------
  Operating income..............    6,403     1,070     2,000     1,887     3,741        720      1,777
Interest income (expense),
  net...........................     (290)     (255)      (10)      (46)        8         22         13
Other income (expense)..........       90        82      (341)       73        24         39          4
Gain on sale of minority
  investment(2).................       --     3,400        --        --        --         --         --
                                  -------   -------   -------   -------   -------    -------    -------
Income before provision for
  income
  taxes.........................    6,203     4,297     1,649     1,914     3,773        781      1,794

Net income from continuing
  operations....................    5,073       744     1,250     1,533     2,838        544      1,156

  Net income....................  $ 5,073   $ 3,560   $ 1,250   $ 1,533   $ 2,838    $   544    $ 1,156
                                  =======   =======   =======   =======   =======    =======    =======

Earnings per share, diluted,
  from continuing
  operations(3) ................  $  0.68   $  0.11   $  0.17   $  0.22   $  0.41    $  0.08    $  0.16
                                  =======   =======   =======   =======   =======    =======    =======

Earnings per share, diluted.....  $  0.68   $  0.49   $  0.17   $  0.22   $  0.41    $  0.08    $  0.16
                                  =======   =======   =======   =======   =======    =======    =======

Weighted average shares
  outstanding, diluted..........    7,320     7,338     7,336     7,118     6,968      6,910      7,284

                                             DECEMBER 31,                        FIRST QUARTER ENDED
                          ---------------------------------------------------   ---------------------
                                                                                MARCH 28,   APRIL 2,
                           1995       1996       1997       1998       1999       1999        2000
                          -------    -------    -------    -------    -------   ---------   ---------
                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE
  SHEET DATA:
Cash and cash
  equivalents...........  $ 6,145    $10,218    $11,873    $10,594    $12,431    $ 9,326     $10,294
Working capital.........   18,005     25,268     26,098     24,961     26,693     25,440      27,824
Total liabilities.......   17,138     14,556     16,821     15,478     17,346     14,833      18,523
Total assets............   35,834     36,763     40,379     38,615     43,149     38,451      45,652
Stockholders' equity....   18,696     22,207     23,558     23,137     25,803     23,618      27,129


------------
(1) In 1997, we incurred a one-time restructuring charge resulting from the implementation of our strategy to outsource subassemblies and change our approach in our sales and service support in certain Asia Pacific countries.

(2) In 1996, we sold our 19.4% minority interest in Bruce Technologies International, Inc. for $7.0 million. As a result, we recognized a pretax gain on this investment of $3.4 million, net of direct expenses.

(3) Earnings per share from continuing operations exclude the sale of the minority interest in Bruce Technologies, Inc.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our supplemental consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


     We design, manufacture, sell and support advanced thermal processing systems used primarily in the assembly of PCBs and in advanced semiconductor packaging. We believe we are the leading supplier of solder reflow systems used by CEMs and OEMs. In addition, we produce advanced high temperature processing systems for manufacturing ceramic components for electronic devices and a variety of specialty applications.



     We derive our net sales from customers around the world. Our customers include large multinational CEMs and OEMs requiring advanced thermal processing system solutions. In 1999, net sales to our five largest customers accounted for 42.0% of our total net sales. Our net sales in 1999 were dispersed worldwide, with approximately 32.0% to customers in the United States, 30.0% to Asia Pacific customers, 26.0% to European customers and 12.0% to customers in the rest of the world. Over the past three years, the percentage of our net sales to international customers has increased from 50.0% in 1997 to 68.0% in 1999. This shift reflects the continued trend toward offshore manufacturing by our U.S.-based multinational customers and the successful penetration of new non-U.S. based customers.



     Net sales have increased in each of the last three years from $45.8 million in 1996 to $70.5 in 1999. During this period, we have seen a shift in the composition of our systems sales, with an increasing percentage to electronics manufacturers, specifically to CEMs. In 1999, 91.5% of our systems sales were to electronics manufacturers compared to 88.7% in 1996. Systems sales to CEMs were 16.6% in 1996 compared to 39.4% in 1999. Systems sales to CEMs have continued to demonstrate substantial growth, representing 52.4% of systems sales in the first quarter of 2000. The following table details this shift in the composition of our systems sales from 1996 through the first quarter of 2000.


                       ANALYSIS OF SYSTEM SALES BY MARKET


                                     FISCAL YEAR ENDED DECEMBER 31,          FIRST QUARTER ENDED
                                    --------------------------------    -----------------------------
                                    1996     1997     1998     1999     MAR. 28, 1999    APR. 2, 2000
                                    -----    -----    -----    -----    -------------    ------------
Electronics applications:
  CEMs............................   16.6%    33.4%    28.6%    39.4%        31.4%           52.4%
  Other customers.................   72.1     54.4     57.9     52.1         60.4            41.0
                                    -----    -----    -----    -----        -----           -----
          Total electronics.......   88.7     87.8     86.5     91.5         91.8            93.4
                                    -----    -----    -----    -----        -----           -----
Non-electronics applications......   11.3     12.2     13.5      8.5          8.2             6.6
                                    -----    -----    -----    -----        -----           -----
Total systems sales...............  100.0%   100.0%   100.0%   100.0%       100.0%          100.0%
                                    =====    =====    =====    =====        =====           =====


     Generally, we recognize net sales at the time equipment is shipped to our customers. With respect to certain large contracts that are not completed within the normal business cycle, net sales are recorded on a percentage completion basis.

     Over the last two years, we have outsourced many of our non-core operations. As a result, we have improved our internal operational efficiencies and have focused our resources on our core competencies and business expansion.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of net sales of certain items in our consolidated financial statements for the periods indicated.


                                             FISCAL YEAR ENDED
                                                DECEMBER 31,               FIRST QUARTER ENDED
                                          ------------------------    ------------------------------
                                          1997     1998      1999     MAR. 28, 1999    APR. 2, 2000
                                          -----    -----    ------    -------------    -------------
Net sales...............................  100.0%   100.0%    100.0%       100.0%           100.0%
Cost of goods sold......................   58.4%    60.2%     60.3%        61.6%            59.4%
                                          -----    -----    ------        -----            -----
  Gross profit..........................   41.6%    39.8%     39.7%        38.4%            40.6%
Operating expenses:
  Selling, general and administrative...   29.5%    28.4%     27.6%        27.3%            26.1%
  Research, development and
     engineering........................    7.3%     8.1%      6.8%         6.6%             6.2%
  Restructuring charge..................    1.0%     0.0%      0.0%         0.0%             0.0%
                                          -----    -----    ------        -----            -----
  Operating income......................    3.8%     3.3%      5.3%         4.5%             8.3%
Interest income.........................    0.9%     0.7%      0.6%         0.8%             0.6%
Interest expense........................  (0.9)%   (0.8)%    (0.6)%       (0.7)%           (0.5)%
Other income (expense), net.............  (0.7)%     0.1%      0.0%         0.2%             0.0%
                                          -----    -----    ------        -----            -----
Income before provision for income
  taxes.................................    3.2%     3.4%      5.4%         4.9%             8.4%
Income taxes............................    0.8%     0.7%      1.3%         1.5%             3.0%
                                          -----    -----    ------        -----            -----
Net Income..............................    2.4%     2.7%      4.0%         3.4%             5.4%
                                          =====    =====    ======        =====            =====



RECENT OPERATING RESULTS



     Net sales increased 34.5% from $15.9 million in the first quarter of 1999 to $21.4 million in the first quarter of 2000. This increase was primarily a result of a 125.0% increase in product shipments to CEMs compared to the first quarter of 1999. Systems sales to CEMs in the first quarter of 2000 represented greater than 50% of our total systems sales. Bookings in the first quarter of 2000 were greater than net sales.



     Gross profit increased 42.3% from $6.1 million in the first quarter of 1999 to $8.7 million in the first quarter of 2000, and as a percentage of net sales, increased from 38.4% to 40.6%. The increases in gross profit and gross profit percentage reflect increased operational efficiencies and outsourcing.



     Selling, general and administrative and research, development and engineering each increased in the first quarter of 2000 compared to the first quarter of 1999, but each decreased as a percentage of net sales.



     Operating income increased 146.8% from $0.7 million in the first quarter of 1999 to $1.8 million in the first quarter of 2000, and as a percentage of net sales, increased from 4.5% to 8.3%. This increase was a result of the growth in net sales, higher gross margins and a decrease in operating costs as a percentage of sales. Net income increased 112.4% from $544,000 in the first quarter of 1999 to $1.2 million in the first quarter of 2000.


FISCAL YEAR ENDED DECEMBER 31, 1999 AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1998

     Net Sales. Net sales increased 24.8% from $56.5 million in 1998 to $70.5 million in 1999. The increase in 1999 net sales reflects the higher demand for our products, primarily by our large multinational OEMs and CEMs. This increase in net sales also reflects growth of approximately 14.0% in the electronics manufacturing market and the gain in market share we have achieved with our medium and high end solder reflow systems.


     The percentage of net sales attributable to our customers in the United States declined by 3.3%, the percentage of net sales attributable to our customers in Europe increased by 2.2%, the percentage of net sales attributable to our Asia Pacific customers increased by 1.1% and there was a minimal percentage change in net sales in the rest of the world. The larger growth rate in net sales to European and Asia Pacific customers reflects the trend toward offshore manufacturing by our U.S.-based and multinational customers and our increased sales to overseas domestic manufacturers. The effect of price changes for specific products has not materially impacted the change in net sales for the periods presented.


     Gross Profit. Gross profit increased 24.5% from $22.5 million in 1998 to $28.0 million in 1999, and as a percentage of net sales, decreased from 39.8% in 1998 to 39.7% in 1999. The increase in gross profit for 1999 was due to the increase in net sales in 1999.


     Selling, General and Administrative. Selling, general and administrative increased 21.5% from $16.0 million in 1998 to $19.5 million in 1999, and as a percentage of net sales, decreased from 28.4% to 27.6%. The higher costs in 1999 were primarily the result of a $14.0 million increase in our net sales. The higher selling, general and administrative in 1999 can be attributed to an increase in customer service support for our worldwide customer base and higher selling expenses. In 1999, sales commission expense was higher as the number of products sold through agents increased. Warranty costs were also higher in 1999 due to our rapid growth and the increase in the use of outside service contractors in the latter part of the year. In addition, higher bonuses were recorded in 1999 compared to 1998, due to the increase in net income.

     Research, Development and Engineering. Research, development and engineering increased 4.6% from $4.6 million in 1998 to $4.8 million in 1999, and as a percentage of net sales, decreased from 8.1% in 1998 to 6.8% in 1999. In 1999, we increased our investment in new product development.

     Operating Income. Operating income increased 98.3% from $1.9 million in 1998 to $3.7 million in 1999, and as a percentage of net sales, increased from 3.3% in 1998 to 5.3% in 1999. In 1999, the increase in operating income was the result of a 24.8% increase in net sales over 1998. In addition, our cost structure for sales, general and administrative and research, development and engineering increased at a lower rate than did the net sales percentage.

     Income Taxes. Income taxes increased from $381,000 in 1998 to $935,000 in 1999. Our effective tax rates were 19.9% in 1998 and 24.8% in 1999. The 1999 and 1998 effective tax rates reflect the use of net operating loss carryforwards available to our UK subsidiary, which was profitable in 1999 and 1998. During 1999 and 1998, we recorded the benefit of these net operating losses, resulting in the lower effective tax rates. Our statutory federal income tax rate is 34.0%.

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

     Net Sales. Net sales increased 8.3% from $52.1 million in 1997 to $56.5 million in 1998. The increase in net sales in 1998 reflects the higher demand for our products, primarily by our large multinational customers, despite a decline in the overall market for capital equipment in electronics manufacturing during the period. In addition, we saw an increase in net sales of our large thermal processing systems for the sintering of nuclear fuels.


     The percentage of net sales attributable to our customers in the United States declined by 14.7%. This was offset by a 4.9% increase in the percentage of net sales to our Asia Pacific customers, a 1.0% increase in the percentage of net sales to our European customers and an 8.8% increase in the percentage of net sales to customers in the rest of the world. The increase in non-United States net sales was due to expansion in production by multinational companies to offshore facilities and our market penetration of non-domestic customers. The effect of price changes for specific products has not materially impacted the change in net sales for the periods presented.



     Gross Profit. Gross profit increased 3.7% from $21.7 million in 1997 to $22.5 million in 1998, and as a percentage of net sales, decreased from 41.6% in 1997 to 39.8% in 1998. The increase in gross profit for 1998 was due to the increase in net sales compared to 1997. The decrease in the gross profit percentage in 1998 was due to our product mix and price pressure for our more competitive, high volume products.

     Selling, General and Administrative. Selling, general and administrative increased 4.4% from $15.3 million in 1997 to $16.0 in 1998 and, as a percentage of net sales, decreased from 29.5% in 1997 to 28.4% in 1998. The higher costs in 1998 were primarily the result of an increase of $4.4 million in net sales and resulting increased costs for sales and service to support our increasing worldwide customer base. These increases in costs were offset by a lower overall commission expense as we increased our direct sales and service locations in certain Asia Pacific countries.

     Research, Development and Engineering. Research, development, and engineering increased 20.1% from $3.8 million in 1997 to $4.6 million in 1998, and as a percentage of net sales, increased from 7.3% in 1997 to 8.1% in 1998. In 1998, the increase in research, development and engineering was the result of adding and implementing new engineering management resources and technologies.


     Operating Income. Operating income decreased 5.7% from $2.0 million in 1997 to $1.9 million in 1998, and as a percentage of net sales, decreased from 3.8% in 1997 to 3.3% in 1998. In 1998, the decrease in operating income resulted from a $530,000 one time restructuring charge incurred as the result of the implementation of our strategy to outsource subassemblies and a change in strategy for our sales and service support in certain Asia Pacific countries.


     Income Taxes. Income taxes decreased from $399,000 in 1997 to $381,000 in 1998. Our effective tax rates were 24.2% in 1997 and 19.9% in 1998. The 1998 and 1997 effective tax rates reflect the use of net operating loss carryforwards available to our UK subsidiary, which was profitable in 1998 and 1997. During 1998 and 1997, we recorded the benefit of these net operating losses, resulting in the lower effective tax rates. Our statutory federal income tax rate is 34.0%.

QUARTERLY RESULTS OF OPERATIONS


     The following table presents unaudited statements of operations data for each of the nine quarters in the period ended April 2, 2000 with such data expressed as a percentage of net sales for the period indicated. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results for any subsequent period.

                   CONSOLIDATED STATEMENT OF OPERATIONS DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                     QUARTER ENDED
                           -------------------------------------------------------------------------------------------------
                           MAR. 29,   JUNE 28,   SEPT. 27,   DEC. 31,   MAR. 28,   JUNE 27,   SEPT. 26,   DEC. 31,   APR. 2,
                             1998       1998       1998        1998       1999       1999       1999        1999      2000
                           --------   --------   ---------   --------   --------   --------   ---------   --------   -------
Net sales................  $12,101    $14,314     $14,039    $16,014    $15,876    $16,199     $17,795    $20,606    $21,361
Cost of goods sold.......    7,162      8,533       8,472      9,818      9,773      9,683      10,780     12,242     12,677
                           -------    -------     -------    -------    -------    -------     -------    -------    -------
Gross profit.............    4,939      5,781       5,567      6,196      6,103      6,516       7,015      8,364      8,684
Selling, general and
  administrative.........    3,673      3,974       4,017      4,357      4,330      4,371       4,845      5,925      5,577
Research, development and
  engineering............    1,172      1,235         964      1,204      1,053      1,247       1,148      1,338      1,330
                           -------    -------     -------    -------    -------    -------     -------    -------    -------
Income from operations...       94        572         586        635        720        898       1,022      1,101      1,777
Interest income
  (expense), net.........        6        (22)        (15)       (15)        22        (39)         26         (1)        13
Other income (expense),
  net....................        4         40          11         18         39          6         (44)        23          4
                           -------    -------     -------    -------    -------    -------     -------    -------    -------
Income before taxes......      104        590         582        638        781        865       1,004      1,123      1,794
Income tax (benefit)
  provision..............      (22)       110         181        112        237        257         303        138        638
                           -------    -------     -------    -------    -------    -------     -------    -------    -------
  Net income.............  $   126    $   480     $   401    $   526    $   544    $   608     $   701    $   985    $ 1,156
                           =======    =======     =======    =======    =======    =======     =======    =======    =======
Earnings per share,
  diluted................  $  0.02    $  0.07     $  0.06    $  0.08    $  0.08    $  0.09     $  0.10    $  0.14    $  0.16
                           =======    =======     =======    =======    =======    =======     =======    =======    =======
Weighted average shares,
  diluted................    7,360      7,212       7,060      6,856      6,910      6,925       7,010      7,019      7,284
                                                                     QUARTER ENDED
                           -------------------------------------------------------------------------------------------------
                           MAR. 29,   JUNE 28,   SEPT. 27,   DEC. 31,   MAR. 28,   JUNE 27,   SEPT. 26,   DEC. 31,   APR. 2,
                             1998       1998       1998        1998       1999       1999       1999        1999      2000
                           --------   --------   ---------   --------   --------   --------   ---------   --------   -------
PERCENTAGE OF NET SALES:
Net sales................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%
Cost of goods sold.......     59.2       59.6        60.3       61.3       61.6       59.8        60.6       59.4       59.4
                           -------    -------     -------    -------    -------    -------     -------    -------    -------
Gross profit.............     40.8       40.4        39.7       38.7       38.4       40.2        39.4       40.6       40.6
Selling, general and
  administrative.........     30.4       27.8        28.6       27.2       27.3       27.0        27.2       28.8       26.1
Research, development and
  engineering............      9.7        8.6         6.9        7.5        6.6        7.7         6.5        6.5        6.2
                           -------    -------     -------    -------    -------    -------     -------    -------    -------
Income from operations...      0.8        4.0         4.2        4.0        4.5        5.5         5.7        5.3        8.3
Interest income
  (expense), net.........      0.0       (0.2)       (0.1)      (0.1)       0.1       (0.2)        0.1       (0.0)       0.1
Other income (expense),
  net....................      0.0        0.3         0.1        0.1        0.2        0.0        (0.2)       0.1        0.0
                           -------    -------     -------    -------    -------    -------     -------    -------    -------
Income before taxes......      0.9        4.1         4.1        4.0        4.9        5.3         5.6        5.4        8.4
Income tax (benefit)
  provision..............     (0.2)       0.8         1.3        0.7        1.5        1.6         1.7        0.7        3.0
                           -------    -------     -------    -------    -------    -------     -------    -------    -------
  Net income.............      1.0%       3.4%        2.9%       3.3%       3.4%       3.8%        3.9%       4.8%       5.4%
                           =======    =======     =======    =======    =======    =======     =======    =======    =======



     Net sales increased from $12.1 to $21.4 million over the nine quarters from the first quarter of 1998 through the first quarter of 2000. During this period, net sales increased in each quarter, except in the third quarter of 1998 and the first quarter of 1999. Historically, net sales in the first quarter of every year have been the lowest in the year due to the buying patterns of our customers. Overall growth in net sales resulted from the continued growth in electronics manufacturing and our increase in market share.



     Gross profit as a percentage of net sales during the last nine quarters has ranged between 38.4% and 40.8%. We outsourced our subassemblies in order to maximize our core competencies and utilize more flexible manufacturing processes.


     Our selling, general and administrative has generally increased over the quarters to support our expanding worldwide customer base. Research, development and engineering is related to the development of new products, including our MLCC system. However, these operating costs have generally decreased as a percentage of net sales over the quarterly periods displayed.


     Income from operations in this period has increased in absolute amounts in every quarter. Net income has risen every quarter, except in the third quarter of 1998, from $126,000 in the first quarter of 1998 to $1.2 million in the first quarter of 2000.



     Earnings per share, diluted, increased from $0.02 in the first quarter 1998 to $0.16 in the first quarter of 2000.


LIQUIDITY AND CAPITAL RESOURCES


     As of April 2, 2000, we had $10.3 million in cash and cash equivalents.



     We have an unsecured revolving line of credit that allows for aggregate borrowings, including letters of credit, up to $14.0 million. We may elect to borrow at either the bank's base rate or the Eurodollar rate in effect from time to time. This loan agreement was extended in 1999 until April 30, 2004 and is subject to certain financial covenants. No amounts were outstanding under this agreement as of April 2, 2000 or at any time in 1999.



     We have a mortgage note that is secured by our real property. The mortgage note had an outstanding balance at April 2, 2000 of approximately $5.0 million. The mortgage requires monthly payments of $53,922, which includes interest calculated at the rate of 8.125% per annum. A final balloon payment of approximately $3.8 million is due on July 1, 2004 upon maturity of the mortgage note.


     During 1999, we invested approximately $1.8 million in capital improvements to enhance our information technology infrastructure and to develop several equipment prototypes. We do not presently have any outstanding commitments for capital expenditures that would have a material impact on our liquidity and future capital resources.

     During 1999, we repurchased an additional 87,000 shares of our common stock for $372,000. This stock buy back program reduced the number of outstanding shares of stock during 1999 by 1.3%. These repurchases were approved by our board of directors in 1998.

     We expect that our current cash position, ability to borrow necessary funds and cash flows from operations will be sufficient to meet our corporate, operating and capital requirements into 2001.

MARKET RISK DISCLOSURE

     Our primary market risk exposure is in the area of foreign currency exchange rate risk. We are exposed to currency exchange rate fluctuations as they pertain to invoices for parts and labor in our foreign service locations.


     As of April 2, 2000, all of our long-term debt and capital lease obligations are fixed rate financial instruments, thus we are not exposed to interest rate risk resulting from variable interest rate of its debts.


OTHER MATTERS

     The impact of inflation and the effect of foreign exchange rate changes during 1999 have not had a material impact on our business and financial results.

RECENT ACCOUNTING DEVELOPMENTS


     The Securities and Exchange Commission released Staff Accounting Bulletin
(SAB) No. 101, "Revenue Recognition in Financial Statements," on December 3, 1999 and SAB No. 101A on March 24, 2000. These accounting bulletins provide additional guidance on the accounting for revenue recognition, including both broad conceptual discussions as well as certain industry-specific guidance. The new guidance concerning customer acceptance and installation terms may have an impact on the timing of our revenue recognition.

     Our existing revenue recognition policy is to recognize revenue at the time the customer takes title of the product, generally at the time of shipment, because we have routinely met our installation obligations and obtained customer acceptance. Applying the requirements of SAB No. 101 to the present arrangements used in our thermal processing systems sales may result in a change in our accounting policy for revenue recognition and the deferral of the revenue for some equipment sales until installation is complete and accepted by the customer. We are currently evaluating the impact that SAB No. 101 might have on our revenue recognition policies. However, there will be no impact on our cash flows from operations as a result of this change.

     We are required to report the impact of SAB No. 101, as amended by SAB No. 101A, no later than the second fiscal quarter of the fiscal year 2000. The effect of the change will be recognized as a cumulative effect of a change in accounting principle as of January 1, 2000. Accordingly, the first quarter of year 2000 financial results may be restated to the extent that SAB No. 101 is relevant and material. Prior year financial statements will not be restated. We are also considering potential changes to our standard contracts that could mitigate the impact of SAB No. 101 in the future.


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133," shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 cannot be applied retroactively. SFAS No. 133, as amended, must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at our election, before January 1, 1998). We have not yet quantified the impact of adopting SFAS No. 133 on our consolidated financial statements and have not determined the timing nor method of its adoption of the statement. However, we do not expect that the adoption of this statement will have a material impact on our financial position or results of operations.

                                    BUSINESS

OVERVIEW


     We design, manufacture, sell and support advanced thermal processing systems used primarily in the assembly of printed circuit boards (PCBs) and in advanced semiconductor packaging. We believe we are the leading supplier of solder reflow systems used by contract electronics manufacturers (CEMs) and electronics original equipment manufacturers (OEMs). In addition, we produce high temperature advanced thermal processing systems for manufacturing ceramics components for electronics and a variety of specialty applications.


     Our customers serve the advanced segments of the electronics industry in which complex, high density PCBs and components are used. Our customers typically require high throughput, high yield and highly reliable advanced thermal processing systems with tightly controlled temperature and atmosphere parameters of the type realizable with our products.

     Our products are sold worldwide through our direct technical sales force and through independent sales representatives. Among our top revenue generating customers in 1999 are such industry leaders as Celestica Incorporated, Intel Corporation, Lucent Technologies Inc., Motorola, Inc., Nokia Corporation, Samsung Corporation and Solectron Corporation.

INDUSTRY BACKGROUND


     GROWTH IN ELECTRONICS. Demand is growing rapidly for increasingly sophisticated electronic devices such as notebook computers, cellular phones, and personal digital assistants (PDAs). Other types of electronics equipment are becoming more complex, including data communications equipment such as switches, routers and servers, broadband access products such as cable modems and ethernet accessories and consumer products such as automobile electronics and digital cameras. The market for mobile computers, including notebook computers and handheld devices, is expected to grow at a rate of 25% from 18.8 million units in 1998 to 45.2 million units in 2002, according to Dataquest. Similarly, the cellular telephone market is expected to grow at a rate of 27% from 175.4 million units in 1998 to 461.1 million units in 2002, according to Dataquest. Markets for other high performance electronic consumer products are growing rapidly. For example, Dataquest projects that the market for digital camcorders will grow at a rate of 23% from $2.9 billion in 1999 to $6.9 billion in 2003.



     Integral to the growth in electronics are the advances in technology which result in producing smaller, lighter and cheaper end products. These advances are achieved, in part, by increasing the performance and reducing the cost, size, weight and power requirements of the components that comprise electronic devices, such as electronic assemblies, PCBs and semiconductors. In response to these developments, CEMs and OEMs are increasingly employing more sophisticated manufacturing and assembly techniques and more advanced manufacturing equipment.



     ELECTRONICS MANUFACTURING PROCESS. Electronics manufacturing processes include integrated circuit manufacturing, integrated circuit packaging and the assembly of PCBs. In the PCB assembly and advanced semiconductor packaging processes, several precision thermal processes are required to connect and bond integrated circuits (ICs) to semiconductor packages and packaged circuits and other components to PCBs. The attachment process, which creates a permanent physical and electrical bond, is called solder reflow, or reflow. For example, the PCB assembly process involves heating a PCB upon which solder pads have been printed and electronic components have been placed. A convection thermal processing system heats the PCB until just above the melting point of the solder and then provides a controlled cooling cycle, resulting in a permanent physical and electrical bond between the PCB and the electronic components. Flux, which is produced by vaporized solder during the solder reflow thermal processing cycle, must be contained and collected. Following the bonding process, voids may be filled with an epoxy material which is then thermally cured.

     The following diagram depicts typical electronics manufacturing processes.

                                  [FLOW CHART]

     The left side of the chart shows a column of four rectangular boxes, with descending arrows between them. The boxes contain simple textual labels. From top to bottom, these boxes are "IC and Component Manufacturing," "IC Packaging" (shaded, to indicate a stage for which BTU offers solutions), "PCB Assembly" and "End Products."

     Extending to the right of the "IC Packaging" box is a line of five evenly-sized boxes, with right arrows between them. From left to right, these boxes are "Wafer Bump Reflow" (shaded), "Wafer Dicing," Flip Chip Reflow" (shaded), "Expoxy Underfill" and "Underfill Cure" (shaded). Above this line of boxes is the identifying caption "Ball Grid Array Assembly Process," underlined in bold type.

     Extending to the right of the "PCB Assembly" box is a line of four evenly-sized boxes, with right arrows between them. From left to right, these boxes are "Solder Paste Screen print," "Component Placement," "Solder Reflow and Cure" (shaded) and "Inspection & Test." Above this line of boxes is the identifying caption "Printed Circuit Board Assembly Process," underlined in bold type.

     To the right of the "End Products" box is a right arrow, pointing to the following text in bold type: "Cell Phones, Laptops, Network Systems, PDAs, Routers, Switches."

     Centered beneath the chart is a small, shaded square box, to the right of which is the legend "Stages for which BTU offers solutions."


     The thermal processes used for both PCB assembly and advanced semiconductor packaging must produce high yields and be highly reliable. Any yield loss at these late stages of the electronics manufacturing process can be very costly, involving the loss of all of the value added in previous manufacturing steps. Total, irreparable product loss is more likely to occur in advanced processes such as ball grid array packaging and miniaturized surface mount PCBs. As electronic devices increase in complexity, diversity and miniaturization, the thermal manufacturing processes also must become more precise in order to achieve high yields and to avoid thermal damage to delicate components while at the same time achieving high throughput. Temperature and atmosphere control and reliability are therefore becoming more and more critical to these thermal processes.


     The growth in the electronics industry is driving manufacturers to demand more versatile, more reliable and more advanced capital equipment. Other factors that drive the demand for advanced thermal processing systems include:

      --   Rapid growth in contract electronics manufacturing;

      -- Sharp growth in manufacturing capacity at leading cellular phone producers;


      --   Technological advances in PCB assembly and semiconductor packaging;


      --   Globalization of major electronics manufacturers;

      --   Move toward lead-free solder;

      --   Replacement of palladium with nickel in capacitors; and

      --   Increased velocity of new product introductions.

     RAPID GROWTH IN CONTRACT ELECTRONICS MANUFACTURING. Some OEMs assemble their own PCBs using their own and sourced electronic components and devices. The trend in recent years, however, has been for OEMs to outsource PCB assembly to CEMs. CEMs can often purchase electronic components and bare boards in larger lots and more economically than OEMs. In addition, CEMs can often assemble PCBs more quickly and with greater capacity, reducing the end products' time to market. Also, CEMs can offer OEMs greater geographic coverage, higher throughput and lower overall costs. Furthermore, the outsourcing of increasingly complex manufacturing permit many OEMs to focus on their core competencies in product design and marketing. Technology Forecasters estimates that outsourcing revenues for CEMs were $73 billion in 1999 and will grow to approximately $149 billion in 2003, a 20% compounded annual growth rate (CAGR). Technology Forecasters also estimates that the largest CEMs, those with over $500 million in revenues, will grow at 35% annually from $33 billion in 1999 to $110 billion in 2003.


     SHARP GROWTH IN MANUFACTURING CAPACITY AT LEADING CELLULAR PHONE
PRODUCERS. Because the number of cellular phone units in the market is increasing by 27% annually, cellular phone producers are finding it necessary to increase manufacturing capacity. As they increase capacity, these producers will have increased capital equipment needs.


     TECHNOLOGICAL ADVANCES IN PCB ASSEMBLY AND SEMICONDUCTOR PACKAGING. The demand for smaller electronic devices with increased functionality and smaller integrated circuits has necessitated innovations in PCB assembly and semiconductor packaging. New packaging methodologies, including flip chip reflow, ball-grid array and chip scale packages, have resulted in smaller, more densely populated, thinner and more complex semiconductor packages and PCBs. As PCBs and semiconductor packages become more complex, CEMs and OEMs require more advanced thermal processing systems. According to Gartner Group's Dataquest, advanced packaging methods in 1999 comprised 13% of the total packaging industry, or 8.4 billion units. Dataquest projects that in 2002 advanced packaging will comprise 24% of the packaging industry, or 19.6 billion units, a 32% CAGR for the period from 1999 to 2002.



     GLOBALIZATION OF MAJOR ELECTRONICS MANUFACTURERS. Both CEMs and OEMs are increasingly establishing manufacturing facilities outside of the United States in order to take advantage of the higher growth markets and lower costs of labor in other countries. These manufacturers are therefore demanding that their suppliers establish a global presence.


     MOVE TOWARD LEAD-FREE SOLDER. The increasing use and the eventual disposal of electronic devices are raising concerns among environmental groups regarding the lead content of these devices. Current regulations in Japan require, and anticipated regulations elsewhere are expected to require, the use of lead-free solder. Future environmental regulation may require virtually all electronic devices to be lead-free. The use of lead-free solder will require advanced thermal processing systems that operate at higher temperatures and require more precise atmosphere and temperature controls to effectively reflow the lead-free solder without component damage.

     REPLACEMENT OF PALLADIUM WITH NICKEL IN CAPACITORS. Multilayer Ceramic Chip Capacitors (MLCCs) have historically been manufactured using electrodes made of palladium, a precious metal. Recent dramatic increases in the price of palladium, more than 500% over the last two years, have caused MLCC manufacturers to begin to replace palladium with nickel. Manufacturing MLCCs with nickel electrodes requires new advanced thermal processing systems that have substantially more precise atmosphere and temperature controls than those used in such systems in the past.

     INCREASED VELOCITY OF NEW PRODUCT INTRODUCTION. The speed with which electronics manufacturers are introducing new products is increasing. As the new product introduction life cycle becomes shorter, manufacturers require their capital equipment to provide increased reliability and flexibility, thereby enabling them to maximize throughput.

TECHNOLOGICAL CHALLENGES

     Advanced thermal processing systems present significant engineering challenges related to temperature control, atmosphere control, product handling, flux containment and disposal, and high system up time.

     Advanced thermal processing systems maintain accurate and uniform temperatures within their process chambers. The temperature within the process chamber is influenced by the rate at which components are moved through the system and the weight and density of the PCBs. In addition, the thermal processing system's heat convection rate must be varied and controlled as different components and PCBs are processed. The chamber must also dispense heat uniformly across the PCBs and components at precise temperatures so that all of the solder will reflow properly without damaging the components. Also, components must be heated and cooled at closely preset rates in order to avoid damage caused by thermal stress.

     Another technological challenge for advanced thermal processing systems is achieving precisely controlled atmospheric conditions within the process chamber. In order to facilitate thermal processing without damage to components, many advanced thermal processing systems use a substantially oxygen-free atmosphere of nitrogen or hydrogen in their process chambers. If such gases are used, the entry of contaminating air must be substantially eliminated, even though the product enters and exits the system continuously from the ambient atmosphere. Maintaining a pure and controlled atmosphere in the process chamber, while minimizing the consumption of nitrogen or hydrogen gases in order to reduce operating costs, presents significant engineering challenges.

     Handling PCBs in advanced thermal processing systems requires highly reliable conveyance systems that can easily be converted to process a wide variety of products having different specifications, often on side-by-side tracks through the process chamber. The product handling system must also fully support different sizes of PCBs to eliminate yield loss which could be caused by the sagging of PCBs at elevated temperatures during the heating process.

     Volatile compounds in the flux, which is vaporized during the solder reflow thermal processing cycle, must be contained and collected so that they do not condense in the system and damage the environment. The efficient containment, collection and disposal of the flux are important factors in achieving high system up time, high throughput and reliability.

     The mechanical components in advanced thermal processing systems must operate almost continuously in a demanding, elevated temperature environment with frequent thermal cycles. The use of materials that are resistant to high temperature and thermal stress is important to achieving high reliability.

OUR SOLUTION


     We deliver a broad range of advanced thermal processing systems to serve the needs of electronics manufacturers that require high throughput, process yields and reliability with tightly controlled process parameters. Our systems enable our customers to increase throughput and yield for PCB assembly and advanced semiconductor packaging by providing precise atmosphere and temperature control. In addition to the high performance of our products, we believe the quality standards of our organization and our worldwide service and support are important to our success with industry leading global electronics manufacturers.


     ATMOSPHERE UNIFORMITY AND CONTROL. Our advanced thermal processing systems provide precision control over atmospheric conditions within their process chambers by integrating our gas curtain and physical curtain technologies. Our systems are capable of excluding virtually all oxygen from the reflow and curing process steps to maintain the integrity of the process chamber atmosphere. In addition, our systems minimize the consumption of nitrogen or hydrogen, thereby reducing the operating cost of maintaining the atmosphere.

     ACCURATE AND UNIFORM TEMPERATURE. Our high rate convection heating modules provide controlled heating capacities across many different sizes of PCBs, thereby enabling our customers to maximize throughput regardless of their product mix. In addition, our systems apply heat uniformly across each PCB and its semiconductor and other components, which is critical to ensure that complete reflow occurs. Heat up and cool down profiles are also closely controlled for process consistency and the protection of component parts.

     REPEATABILITY FROM SYSTEM TO SYSTEM. We provide a high degree of repeatability from system to system through our closely characterized atmosphere and temperature controls and the reliability of our systems. This is a critical attribute because our customers must achieve uniform manufacturing performance in plants located throughout the world.

     PROCESSING FLEXIBILITY. Major electronics manufacturers process many sizes of PCBs and often need rapid product changeover capabilities. Our systems can process PCBs of different sizes with minimal or no reconfiguration. Rapid changeover reduces downtime and increases manufacturing volume. In addition, due to their very high volume requirements, our customers may require the ability to process multiple PCBs simultaneously side by side through the same process chamber. Our systems afford our customers the flexibility to achieve side-by-side processing.



     RELIABILITY. Our customers place a high premium on reliability. Reliability is a major contributor to low cost of ownership because high uptime can increase the productivity of an entire production line. We believe our advanced thermal processing systems are the most reliable in our customers' production lines and among the most reliable advanced thermal processing systems in the electronics industry.


     WORLDWIDE CUSTOMER SUPPORT. We provide our customers with global technical service support, in depth process engineering support and fast delivery of our systems and parts. We provide our customer support through our on-site direct service organization and our independent sales and service representatives, supplemented with telephonic support and extensive customer training programs twenty-four hours a day, seven days a week.

OUR STRATEGY


     Our objective is to expand our position as the leading supplier of advanced thermal processing systems to manufacturers of high volume electronic devices and PCBs. We also seek to leverage our technology into new markets, such as components manufacturing, increase our volume by targeting high growth CEMs and OEMs, enhance our worldwide customer support capabilities and seek strategic acquisition opportunities. We intend to employ the following strategies:


     EXPAND MARKET SHARE IN THE ELECTRONIC DEVICES AND PCB MARKETS. We currently market our products to high-end, large volume producers seeking high performance and superior value in their advanced thermal processing systems. We intend to expand our current customer base by offering new systems with increased modularity, improved performance and lower cost of ownership. By offering upgradability through increased modularity and by introducing wider process chambers to allow either multiple processing lanes or larger PCBs, we believe our new systems will be broadly accepted in the electronics manufacturing industry.

     FURTHER PENETRATE THE HIGH GROWTH CONTRACT ELECTRONICS MANUFACTURING MARKET. We plan to further penetrate the CEM market by focusing on large CEMs that are increasing their market share in high growth segments. Leading CEMs require advanced thermal processing systems for flexible high volume production that are supported worldwide. These requirements closely match the solutions we offer.

     ENTER NEW MARKET SEGMENTS. Our expertise in very high temperature (400 degreesC to 1800 degreesC), controlled atmosphere processing systems is applicable to sectors of the discrete components markets that are based upon ceramic materials, such as the MLCC market. Our technology can be extended to other segments of electronics manufacturing such as the assembly of large-sized heavily populated back plane PCBs.

     CONTINUE TO PROVIDE SUPERIOR GLOBAL SERVICE AND SUPPORT. In addition to further expanding our direct field service and support organization, we are investing in advanced tools for high-quality customer service. Using computer aided design technology, we are creating electronic service and repair manuals at the same time as we design our products. We plan to provide electronic services for worldwide language-independent customer training, configuration, diagnostics and maintenance support.

     PURSUE STRATEGIC ACQUISITIONS. We intend to seek opportunities to acquire complementary product lines and technologies that extend our offering in the electronics packaging and advanced thermal processing markets and that leverage our existing infrastructure.

PRODUCTS


     We supply a broad range of advanced thermal processing systems, the majority of which are used by CEMs and OEMs in the electronics manufacturing industry. The major application for our products is currently in the PCB assembly industry for solder reflow. Our advanced thermal processing systems are used in the bonding process necessary for PCB assemblies and the manufacture of advanced semiconducter packages. In addition, our products are used for such custom applications as the sintering of ceramics, the brazing of metals and the deposition of thin film coatings.


ELECTRONICS MANUFACTURING

     PCB Reflow and Cure. We currently sell two series of advanced thermal processing systems used in the solder reflow and cure stages of PCB assembly as well as a new generation of systems under development.

     The PARAGON series of advanced convection reflow systems, using specialized fan drives, is rated up to 400 degreesC and operates in air or nitrogen atmospheres. The Paragon series utilizes an impingement technology to transfer heat to the PCB. The Paragon series is designed to handle a wide range of board sizes and can process loads of up to three pounds per square foot in a controlled atmosphere. Using the thermal power arrays of five kilowatt heaters, the Paragon can process PCBs in dual track configurations by engaging multiple board supports, thereby enabling our customers to double production without increasing the machine's footprint. This feature is primarily used in the production of PCBs for cellular phones.

     The solder reflow process requires the thermal processing system to manage flux residues outgassed during the processing of the PCBs. The Paragon advanced thermal processing systems are equipped with a patented flux management system that isolates the flux outside the main process chamber, thereby helping to maintain the integrity of the atmosphere and facilitate easy disposal. The Paragon also features a closed loop convection control system to provide repeatable processes and controllable convection flows used in direct chip attach processes.

     The Paragon series is available in three models based on the heated lengths of the thermal processing chambers. The heated length is based on the required production rate and loading requirements. The Paragon advanced thermal processing systems, with a 400 degreesC temperature rating, are capable of processing lead-free solder. The Paragon series ranges in price from $70,000 to $160,000.

     The VIP series of fan based reflow and curing systems is rated up to 300 degreesC and is available in either air or air/nitrogen configurations. The VIP series also utilizes an impingement convection technology. The VIP uses 2.5 kilowatt heaters and is available in various heated lengths. The VIP series can be upgraded to process lead-free materials and ranges in price from $40,000 to $100,000.

     We are developing, and expect to be selling by the second half of 2000, the PYRAMAX series of thermal processing systems. This series is designed on a single platform to be rapidly configurable, which will reduce our product build cycle and allow us to meet customer demands for shorter delivery lead times. The Pyramax offers our customers reduced capital cost, lower nitrogen consumption and reduced scheduled maintenance cycles.

     Our new Pyramax series provides increased process flexibility due to its ability to process PCBs up to 24 inches wide. The Pyramax series, rated up to 400 degreesC, is capable of operating in air or nitrogen atmospheres and has increased convection flow for greater performance. The Pyramax systems will be offered in various heated lengths and range in price from $70,000 to $150,000. Our Pyramax series will be capable of processing lead-free solder.

     The VIP and Pyramax advanced thermal processing systems can also be used for advanced semiconductor packaging.

     Advanced Semiconductor Packaging. We sell several systems for the thermal processes used in advanced semiconductor packaging.

          Wafer Bump Reflow. Our TCAS series of continuous belt advanced thermal processing systems is rated up to 800 degreesC and is designed for wafer bump reflow. It can operate in a variety of controlled atmospheres including hydrogen using patented gas barrier technology to achieve a high purity hydrogen atmosphere. Our TCAS systems range in price from $100,000 to $300,000 and are available in various belt widths and heated lengths.

          Flip Chip Reflow in Package. Flip Chip Reflow physically and electronically attaches the die to its package. Our TRS thermal processing system is rated up to 350 degreesC, operates in air or nitrogen and uses an impingement convection system, which is unique for this application. This system uses a gas amplifier instead of a fan to drive convection flow. The TRS is currently used for flip chip reflow in the semiconductor packaging industry. Our TRS has the capability to control nitrogen atmospheres with oxygen levels below five parts per million which is critical in the flip chip reflow process for high input/output applications. Our TRS advanced thermal processing systems range in price from $100,000 to $150,000.

          Ball Grid Array Solder Sphere Attach Reflow. The VIP series, with nitrogen atmosphere capability, is used for the attachment of solder balls to the semiconductor package. Our VIP series, as configured with 70 inches of heated length and nitrogen atmosphere, is used for the solder reflow process. See "VIP" above.

          Epoxy Underfill Cure. The VIP series, operating in a clean dry air atmosphere, is used to cure the epoxy underfill materials in various advanced semiconductor packaging technologies. To reduce footprint, the VIP utilizes dual or triple track conveyance system for materials requiring longer cure times. As part of the process, the VIP is used for heating the epoxy underfill materials thereby keeping the material flowing under the chip prior to the curing process.

     Hybrid Circuits and Discrete Components. We offer a range of products that are used in the manufacturing of multilayer ceramic capacitors and thick film hybrid circuits.

          Multilayer Ceramic Capacitors and Hybrid Circuits. We have developed a new BME PUSHER thermal processing system for manufacturing advanced nickel-based MLCCs. The process requires the sintering of the nickel electrode in a very controlled multi atmosphere containing nitrogen, hydrogen and oxygen at 1300 degrees to 1400 degreesC. The BME Pusher controls partial pressures of oxygen, critical in the sintering process, and ranges in price from $800,000 to $1.0 million.

          We also supply a second type of system for MLCC manufacturing. Our VMCA series of continuous belt advanced thermal processing systems, rated up to 1100 degreesC in air or nitrogen atmospheres, is used for firing copper thick film for terminations of MLCC. The VMCA utilizes an advanced gas scrubbing system to control the binder removal phase in the termination firing process. The VMCA is available in various belt widths and heated lengths and ranges in price from $100,000 to $150,000.

          Thick Film Resistors and Conductors. The TFF and the VM series of continuous belt advanced thermal processing systems is rated up to 1050 degreesC in air. These systems are used for firing thick film pastes in the production of hybrid circuits and can achieve an across belt temperature uniformity of +/- 1 degreesC. Such thermal uniformity is critical in the production of resistor circuits. These systems are available in various belt widths and heated lengths and range in price from $50,000 to $180,000.

CUSTOM APPLICATIONS

     We design and manufacture custom high temperature systems used in such applications as metals brazing, ceramic sintering and thin film coatings.

     Metals Brazing. The TCA series of continuous advanced thermal processing systems is rated up to 1150 degreesC and operates in a variety of atmospheres. This series is used for a range of thermal processing applications including brazing of metals such as aluminum oil coolers for the automotive industry. The TCA series utilizes a patented system to enhance temperature uniformity and increase product throughput.

The TCA series is available in a variety of belt widths and heated lengths and ranges in price from $70,000 to $500,000.

     Ceramic Sintering. The WBE WALKING BEAM thermal processing system is rated up to 1800 degreesC and operates in a hydrogen reducing atmosphere. This series is primarily used for sintering of multilayer ceramics and nuclear fuel pellets that are used in the production of nuclear power. The WBE Walking Beam is designed for high volume production applications with very heavy loads. It uses a walking beam transport system to eliminate friction associated with advanced thermal processing systems that use pusher technology. This system ranges in price from $500,000 to $1.5 million.

     We also offer a PUSHER thermal processing system which is rated up to 1800 degreesC in a hydrogen reducing atmosphere. The Pusher is used in lower volume applications for the sintering of ceramics and nuclear fuels. These systems range in price from $500,000 to $1.0 million.

     Thin Film Coatings. The TCD series of continuous advanced thermal processing systems is used for the deposition of thin film coatings at atmospheric pressure. Typical processes include the deposition of anti-reflective coatings on silicon or glass. The TCD series is available in a variety of belt widths and heated lengths and ranges in price from $300,000 to $600,000.

CUSTOMERS


     Many of our principal customers are large-volume global CEMs and OEMs that produce ICs and assemble PCBs for use in the manufacture of electronic devices. Many of our customers use our products in multiple facilities worldwide. Our CEM customers include industry leaders such as Celestica and Solectron. Our OEM customers include leaders in the their respective industries such as Intel and Lucent as well as those in the telecommunications industry such as Motorola, Nokia, and Samsung.


     Our largest revenue generating customers have historically accounted for a significant percentage of our net sales. In 1999, aggregate sales to our ten largest customers accounted for approximately 50% of our net sales. In 1999, sales to Solectron, our largest customer for that year, represented nearly 18% of our total net sales. Solectron operates multiple manufacturing facilities throughout the world using our advanced thermal processing systems. In addition, Celestica and Motorola each represented a significant portion of our net sales.

     We expect that in the future our net sales will continue to depend on a relatively small number of large customers. We generally do not sign multi-year contracts with our significant customers, and we may not be able to maintain our current levels of sales to these and other customers. See "Risk Factors."

SALES AND MARKETING

     We market and sell our products through our direct sales force and independent sales representatives throughout the world and we promote our products through industry-wide venues such as trade shows. Our direct sales force is responsible for educating the marketplace, generating leads and creating sales programs and literature. Our on-site direct service organization and our manufacturers representatives provide ongoing services to customers using our products. These services include implementing continuous improvement tools related both to the cost of our products and to their technical performance. These service functions allow us to market future sales within our current customer base. In addition, our management and sales teams participate in periodic trade conventions, through which we aggressively market our products to potential customers.

     We market our systems and services globally. Approximately 68% of our net sales originate outside the United States, with Asia Pacific and Europe representing 30% and 26% of net sales, respectively.

RESEARCH, DEVELOPMENT AND ENGINEERING

     Our research, development and engineering efforts are directed toward enhancing existing products and developing our next generation of products. Our expenses for research, development and engineering increased from $4.6 million in 1998 to $4.8 million in 1999. A large percent of our research, development and engineering budget in 1999 was spent on the development of a new solder reflow platform and in the design of our MLCC sintering systems.

     We have developed close working relationships between our key customers and our product engineering teams. These relationships enable us to incorporate our customers' feedback and needs into our product development efforts.

     We have reduced the time it takes to introduce new products and lowered research, development and engineering costs by integrating product design, manufacturing, engineering and after sales support documentation. We also have begun an information technology initiative to develop language-independent electronic service and repair support.

MANUFACTURING AND SUPPLIERS

     Our principal manufacturing operations consist of final assembly, systems integration and testing at our facility in North Billerica, Massachusetts. We outsource the manufacture of most of our components to a number of different suppliers and maintain close relationships with these key suppliers. We have a list of qualified alternative suppliers in the event we exceed the capacity of our key suppliers.

     We made a significant investment to modernize our manufacturing operations in 1998. In the future, we expect to make additional investments in software and capital equipment related to our information technology infrastructure and customer support. We have outsourced the manufacture of most of our significant component systems in the last two years, thereby reducing cycle time and increasing our inventory turnover. We adhere closely to the principles of total quality management and have been ISO 9001 certified since March 1998. Our customers, suppliers and employees are encouraged to provide feedback and make suggestions for product improvements. These increased efficiencies in our manufacturing operations have dramatically increased our net sales per employee.

INTELLECTUAL PROPERTY

     We seek to protect our intellectual property by filing patents on proprietary features of our advanced thermal processing systems and by challenging third parties that we believe infringe on our patents. We also protect our intellectual property rights with nondisclosure and confidentiality agreements with employees, consultants and key customers and with our trademarks, trade secrets and copyrights. As a global supplier of equipment, we recognize that the laws of certain foreign countries may not protect our intellectual property to the same extent as the laws of the United States.

     We license some software programs from third party developers and incorporate them into our products. Generally, these agreements grant us non-exclusive licenses to use the software and terminate only upon a material breach by us. We believe that such licenses are generally available on commercial terms from a number of licensors.

     We initiated a legal action on June 12, 1998 against Electrovert, Inc., a Division of Cookson Group PLC (Electrovert) and one of Electrovert's subsidiaries, claiming that the flux condenser on their advanced thermal processing system infringes on our patent. Electrovert and its subsidiary have filed two counter suits, claiming that parts of our thermal processing technology infringe on their patents. We intend to vigorously protect our proprietary rights in these actions. See "Risk Factors."

BACKLOG

     Backlog at December 31, 1999 was $11.3 million, compared to $10.9 million at December 31, 1998. As of December 31, 1999, we expected to ship our year end backlog within 6 to 20 weeks. Most of our backlog for solder reflow systems is expected to be shipped within 3 to 8 weeks. The backlog of our custom systems is expected to be shipped within 12 to 20 weeks. We include in backlog only those orders for which the customer has signed a purchase order and a delivery schedule has been specified. Because of possible changes in delivery schedules and order cancellations, our backlog at any particular date is not necessarily representative of sales for any subsequent period.

COMPETITION


     Several companies compete with us in selling advanced thermal processing systems to CEMs and OEMs. Although price is a factor in buying decisions, we believe that technological leadership, process capability, throughput, environmental safeguards, uptime, mean time-to-repair, cost of ownership and after-sale support have become increasingly important factors. We compete primarily on the basis of these criteria, rather than on the basis of price.



     Our principal competitors for advanced PCB assembly and semiconductor packaging equipment vary by product application. Our principal competitors for solder reflow systems are Electrovert-Speedline Technologies (a Cookson Electronic Company), Heller Industries, and Vitronics-Soltec, Inc. (a Dover Technologies Company). Our MLCC systems will primarily compete with systems produced by Tokai, a Japanese manufacturer. Our high temperature systems for thick film, hybrid circuits, ceramics and other applications compete primarily against systems sold by Lindberg (a Unit of SPX Corp.), SierraTherm Production Furnaces, Inc., Centrotherm and Harper International Corp.


EMPLOYEES


     As of March 1, 2000, we had 294 employees, of whom 87 are engaged in sales, marketing and service, 33 in research, development and engineering, 34 in finance and administration and 140 in operations. None of our employees is represented by a collective bargaining agreement, and we believe that we have satisfactory relations with our employees.


FACILITIES

     We maintain our headquarters in North Billerica, Massachusetts, where we own a 150,000 square foot manufacturing facility. We currently operate our manufacturing facility on a full time first shift and a partial second shift basis. In England, we lease a facility for our European sales and service operations. We also rent office space in Paris, France. In Asia, we lease sales and service offices in Shanghai and Beijing, China; Singapore; Penang, Malaysia; and Cavite, Philippines. We believe that our plant and capital equipment provide sufficient manufacturing capacity through 2000.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


     The following table sets forth information regarding our directors, executive officers and certain key employees as of April 12, 2000.



NAME                                     AGE                        POSITION(S)
----                                     ---                        -----------
Paul J. van der Wansem.................  60     Chairman of the Board of Directors, President and
                                                Chief
                                                Executive Officer
Santo J. DiNaro........................  54     Executive Vice President
Thomas P. Kealy........................  57     Vice President, Corporate Controller and Chief
                                                Accounting Officer
James M. Griffin.......................  42     Vice President of Sales-Americas
Donald A. Seccombe, Jr.................  52     Director of Engineering
David J. Fancher.......................  42     Manager of Information Technology
David A.B. Brown(1)(2).................  56     Director
Jeffrey Chuan Chu(1)(2)................  80     Director
Joseph F. Wrinn(1)(2)..................  46     Director


------------
(1)  Member of the compensation committee.

(2)  Member of the audit committee.

     Paul J. van der Wansem has been President, Chief Executive Officer and a member of our board of directors since 1979. From December 1977 to 1981, he served as Vice President of Holec, N.V., a Dutch electronics company, and from 1978 to 1981, he was also president of Holec (USA), Inc. From 1973 to 1977, he worked as a Management Consultant for the Boston Consulting Group, Inc. From 1970 to 1973, Mr. van der Wansem worked as an Adjunct Director of First National City Bank in Amsterdam and New York. Mr. van der Wansem received an undergraduate degree in automotive engineering from Bromsgrove College, England and holds an M.B.A. from IMD, Switzerland.

     Santo J. DiNaro has been Executive Vice President of our company since May 1999. He joined our company as Vice President of Operations and Engineering in December 1997. Prior to joining our company, Mr. DiNaro served as head of Engineering at Varian's Ion Implant Division and previously was the Operations Manager. Mr. DiNaro was with Varian for 17 years. Mr. DiNaro has a B.S. in Mechanical Engineering from Northeastern University.

     Thomas P. Kealy has been Vice President, Corporate Controller and Chief Accounting Officer of our company since February 1991. He has been the Corporate Controller since joining our company in July 1985. Prior to 1985, Mr. Kealy served for 14 years in various financial management positions, including Division Controller for Polaroid Corporation. Earlier he was the Corporate Controller for Coro, Inc. and Lebanon, Inc. Mr. Kealy holds a B.S. in Finance and Accounting from Bentley College and an M.B.A. from Clark University.

     James M. Griffin has been Vice President Sales-Americas of our company since February 2000. Previously, Mr. Griffin was our Director of Sales-North America. Mr. Griffin has held a number of positions within our company's sales organization. Mr. Griffin has been with our company for 17 years. Mr. Griffin attended Worcester Polytechnic Institute in the mechanical engineering program.

     Donald A. Seccombe, Jr. has been Director of Engineering of our company since October 1998. Prior to joining our company, Mr. Seccombe served as Manager of Engineering Design at Varian's Ion Implant Division for three years and as Manager of Engineering Information Systems and Manager of Computer Aided Engineering at Textron Lycoming for seven years. He has a B.S.M.E. and an M.S.M.E. from the University of Bridgeport and has done other post graduate work at Lehigh University, UCLA, and Stanford. He is a Registered Professional Engineer.

     David J. Fancher has been Manager of Information Technology of our company since March 1999. Mr. Fancher has over twenty years of experience in the implementation of computer systems and networks used to engineer/design and manufacture high-tech products. Prior to joining our company, he worked for Varian Ion Implant Systems as Manager of Network and Engineering Systems. He has also served as Manager of Information System (Operations) at Bristol-Myers Squibb's PRI Division and was a Project Leader in the Engineering Information Systems Group of Allied Signal's Gas Turbine Engine Division. He holds a B.S. in Mechanical Engineering and an M.S. in Computer Science.

     David A.B. Brown has been a member of our board of directors since 1989. He has been President of The Windsor Group, Inc. since 1984. Prior to founding The Windsor Group, Mr. Brown was an owner of Braxton Associates, Inc. and prior to that was with Teradyne, Inc. from 1978 to 1980. Mr. Brown was with the Boston Consulting Group, Inc., resident in Boston, London and Rio de Janeiro from 1970 to 1978. Mr. Brown received his Bachelor of Commerce and Licentiate in Accounting (Masters) from McGill University and an M.B.A. with distinction from Harvard University. Mr. Brown is also a Chartered Accountant.

     Jeffrey Chuan Chu has been a member of our board of directors since 1991. He has served as a consultant to SRI and to our company since 1986. He is an Adjunct Professor at Jiao Jung and Sandong University, both in China, and is Advisor to the Chairman, Science & Technology Commission, China. Previously he was the Chairman and CEO at Santec Corporation, Executive Vice President of Wang Laboratories, Vice President at Honeywell Information Systems, Inc., and Chief Engineer at Univac Division of Sperry & Rand. He received his B.A. from the University of Shanghai, a B.S. from the University of Minnesota, an M.S. from the University of Pennsylvania and a D.Sc. from Fournier Institute of Technology.

     Joseph F. Wrinn has been a member of our board of directors since 1999. He is Vice President of Teradyne Inc. and General Manager of the Assembly Test Division. He has held this position since 1996. Prior to that, he held several engineering and engineering management positions during his 25 year career at Teradyne. Mr. Wrinn holds a B.S. from MIT and an M.B.A. from Boston University.

BOARD COMPOSITION

     Our board of directors currently consists of 4 directors. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified.

     The board of directors appoints our executive officers on an annual basis, and they serve until successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

     Board Committees

     Our board of directors has established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The stock option and compensation committee reviews and determines the compensation and benefits of all of our officers and key employees, establishes and reviews general policies relating to the compensation and benefits of all of our employees, and administers our 1988 Employee Stock Purchase Plan, 1989 Stock Plan for Directors, 1993 Equity Incentive Plan and 1998 Stock Option Plan for Non-Employee Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS



     The following table sets forth certain information regarding the beneficial ownership of our common stock on April 12, 2000 by (1) each of our directors and executive officers, (2) all our directors and executive officers as a group, (3) each person known by us to own more than 5% of our common stock and (4) the selling stockholder. Each of the principal and selling stockholders may be reached through us at 23 Esquire Road, North Billerica, Massachusetts 01862.



                                      SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                    OWNED PRIOR TO OFFERING     NUMBER OF       OWNED AFTER OFFERING
                                    -----------------------    SHARES BEING    -----------------------
NAME OF BENEFICIAL OWNER            NUMBER(1)    PERCENT(2)      OFFERED       NUMBER(1)    PERCENT(2)
------------------------            ---------    ----------    ------------    ---------    ----------
DIRECTORS AND EXECUTIVE OFFICERS:
Paul J. van der Wansem............  1,723,373       24.7%        200,000       1,523,373       16.1%
Santo J. DiNaro...................     15,000       *                 --          15,000       *
Thomas P. Kealy...................     18,430       *                 --          18,430       *
James M. Griffin..................         --       *                 --              --       *
Donald A. Seccombe, Jr............      1,000       *                 --           1,000       *
David J. Fancher..................      1,000       *                 --           1,000       *
David A.B. Brown..................      2,917       *                 --           2,917       *
Jeffrey Chuan Chu.................      7,132       *                 --           7,132       *
Joseph F. Wrinn...................      1,500       *                 --           1,500       *
All directors and executive
  officers as a group (9
  persons)........................  1,770,352       25.4%        200,000       1,570,352       16.6%
FIVE PERCENT STOCKHOLDERS:
Dimensional Fund Advisors,
  Inc.(3).........................    507,700        7.3%             --         507,700        5.4%
FMR Corp.(4)......................    603,300        8.7%             --         603,300        6.4%
SELLING STOCKHOLDER:
Paul J. van der Wansem............  1,723,373       24.7%        200,000       1,523,373       16.1%


------------
 *   Less than 1% of the outstanding shares of common stock


(1) Includes, when applicable, shares owned of record by the stockholder's spouse and by other related individuals and entities over whose shares of common stock such person has custody, voting control, or power of disposition. Also includes shares of common stock that the stockholder had the right to acquire within 60 days of April 12, 2000 by the exercise of vested stock options.



(2) The percentages shown include the shares of common stock which the person will have the right to acquire within 60 days of April 12, 2000. All shares of common stock which the identified person will have the right to acquire within 60 days of April 12, 2000 upon the exercise of vested stock options are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.


(3) Based solely upon a Schedule 13G filed on February 3, 2000 by Dimensional Fund Advisors, Inc. (DFA). DFA is an investment adviser that serves as investment manager to certain other commingled group trusts and separate accounts. DFA has voting and/or investment power over the shares. The address for DMA is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(4)  Based solely upon a Schedule 13G/A filed on February 11, 2000 by FMR Corp.
     (FMR). FMR is the parent of Fidelity Management and Research Company (Fidelity), which is the beneficial owner of the shares. The address for FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts, 02109.

     1988 EMPLOYEE STOCK PURCHASE PLAN. Our stockholders approved the 1988 Stock Purchase Plan on May 28, 1989. The Stock Purchase Plan allows eligible employees to purchase shares of our common stock. We have reserved 100,000 shares of our common stock for issuance under the Stock Purchase Plan.

The Stock Purchase Plan is administered by our board of directors. The Stock Purchase Plan will terminate when all of these shares have been issued to eligible employees.

     With the exception of employees possessing 5% or more of the total combined voting power of all classes of our stock, any employee who has been employed by us for six months or more may participate in the Stock Purchase Plan. Employees must elect in writing to participate in the plan. This election authorizes us to deduct a stated percentage of the employee's gross compensation, at least 0.5% but not more than 10%, from his or her monthly compensation over a prescribed six-month period. At the end of the six-month period, the amounts deducted from the employee's compensation will be used to purchase shares of our common stock at a price equal to 85% of the current fair market value of the stock. No employee may purchase more than $25,000 worth of shares of our common stock in any calendar year.

     Shares of our common stock that an eligible employee purchases under the Stock Purchase Plan may not be resold or transferred by the employee for a period of six months following the purchase. If an employee intends to transfer, sell, or otherwise dispose of shares of common stock that he or she has purchased under the Stock Purchase Plan prior to the expiration of the six-month restriction period, he or she must notify us in writing of his or her intention. We will then have the option to repurchase those shares from the employee at the original purchase price.

     Employees participating in the Stock Purchase Plan may not assign or transfer their rights under the Stock Purchase Plan. If the employee's service with us ends for any reason, his or her rights under the Stock Purchase Plan terminate immediately, and we will return to him or her any amounts withheld from his or her paycheck prior to the termination of service.

     1989 STOCK OPTION PLAN FOR DIRECTORS. Our 1989 Stock Option Plan for Directors expired in 1999. The plan provided for grants of non-qualified stock options to our non-employee directors. While we may not grant any more options under the 1989 Plan, as of March 29, 2000 options for 3,375 shares were outstanding pursuant to grants made under the 1989 Plan.

EMPLOYEE BENEFIT PLANS

     1993 STOCK INCENTIVE PLAN. Our board of directors and stockholders adopted and approved the 1993 Equity Incentive Plan on May 14, 1993. The 1993 Plan provides for grants of incentive stock options, non-qualified stock options, stock appreciation rights, performance awards, loans, supplemental cash grants and stock awards to employees and non-employee directors. We may issue options to purchase a maximum of 1,041,183 shares of common stock under the 1993 Plan. The board of directors may not increase the maximum number of shares without obtaining the approval of the stockholders. No options or awards may be granted under the 1993 Plan after May 13, 2003.

     The 1993 Plan may be administered by the board of directors or by a committee of non-employee directors. The plan administrator has the power to determine the persons to whom, the times at which, and the prices at which the options and other awards shall be granted, and to determine the type of option or award to be granted and the number of shares subject to options and awards.

     The plan administrator determines the option price for options. For an incentive stock option, the price shall be at least 100% of the fair market value on the date the option is granted. If a recipient of an incentive stock option owns shares possessing more than 10% of the total voting power of all classes of stock, the option price shall be at least 110% of the fair market value on the grant date.

     Options expire not later than ten years after the date of grant, or five years after the date of grant if the recipient of an incentive stock option owns shares possessing more than 10% of the combined voting power of all classes of stock. Options expire three months from the date the recipient's employment or service with the company terminates or one year after death, unless the grant agreement or plan administrator provides otherwise. Likewise, any unvested or unexercisable portions of any other award are terminated or forfeited three months after the recipient's employment with the company ends, but any unvested awards terminate upon the recipient's death. Options and other awards are not transferable during the lifetime of the recipient.

     The 1993 Plan provides that in the event of a change in control, the plan administrator may take any appropriate action with respect to options, including causing options to become immediately exercisable in full. In the event of a merger of our company into another company or a sale of all or substantially all of the assets of our company, options shall become immediately exercisable unless the successor company agrees to assume the options or provide equivalent options.

     In the event that the outstanding shares are modified by reason of a reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination or exchange of shares, the plan administrator shall make appropriate adjustments to the aggregate number of shares available under the 1993 Plan, the number of shares outstanding and price per share of outstanding options.

     1998 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS. The 1998 Plan was approved by our stockholders on May 22, 1998. The 1998 Plan provides for the grant of non-qualified options to directors who are not employees of the company. We may grant options for up to 50,000 shares of our common stock to non-employee directors under the 1998 Plan. The board of directors may not increase the maximum number of shares without obtaining the approval of our stockholders. No options may be granted under the 1998 Plan after May 21, 2008.

     The 1998 Plan is administered by a committee of the board of directors. The committee has the power to determine the terms, size and times of any grants of options under the 1998 Plan. The committee also determines the exercise price of any option grants. Upon his or her election to the board of directors, a non-employee director will receive options for 2,000 shares, and will receive 1,000 options each year thereafter. Options granted to non-employee directors under the 1998 Plan vest at a rate of 25% each year for four years. However, the committee may also, at its discretion, grant options to non-employee directors with different terms with respect to vesting, exercise and termination. All options expire within seven years after the date of grant. Options are not transferable by recipients. Any unexercisable options belonging to a non-employee director terminate when the director dies or leaves his or her position on the board of directors. A director's estate may exercise any exercisable options on behalf of the director within six months of his or her death. If a director leaves the board of directors for any other reason, he or she may exercise any options then exercisable within three after his or her departure from the board of directors.

     If we undergo a change of control, as defined in the 1998 Plan, all options then outstanding under the 1998 Plan will be exercisable immediately. The committee may make appropriate adjustments to the number and price option grants or the maximum number of shares available for grant under the 1998 Plan if our outstanding shares of common stock are modified by a stock split, reclassification, recapitalization or other similar transaction.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 25,000,000 shares of common stock, $.01 par value per share, 2,000,000 shares of Class A Preferred Stock, $1.00 par value per share and 5,000,000 shares of Series Preferred Stock, $1.00 par value per share.

COMMON STOCK


     As of April 12, 2000, there were outstanding 6,867,258 shares of common stock held by 519 stockholders of record. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive any dividends that the board of directors declares out of available funds. In the event of a liquidation, dissolution or winding up of our company, holders of common stock have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock do not have cumulative voting, preemptive, redemption or conversion rights. Merger, a sale of substantially all our assets and similar transactions, as well as amendments to our restated certificate of incorporation, require the affirmative vote of holders of two-thirds of the outstanding shares of common stock. All outstanding shares of common stock are, and the shares to be sold in this offering will be, fully paid and non-assessable.


PREFERRED STOCK


     As of April 12, 2000 there were 2,000,000 shares of Class A Preferred Stock, $1.00 par value, authorized, none of which were outstanding. The holders of Class A Preferred Stock are entitled to cumulative semi-annual dividends at the rate of $0.05 per share per annum prior to any payment of dividends to holders of common stock. Holders of Class A Preferred Stock have voting rights only with respect to any amendment to our restated certificate of incorporation affecting the voting, dividend, liquidation or redemption rights, if any, of the Class A Preferred Stock. We may redeem shares of Class A Preferred Stock at any time upon 30 days notice at a price of $1.00 per share plus any accrued and unpaid dividends. Upon liquidation, dissolution or winding up of our company, holders of Class A Preferred Stock have a preference over the common stock and are entitled to receive an amount equal to $1.00 plus any accrued and unpaid dividends. We have no present plans to issue any shares of Class A Preferred Stock.


     The board of directors is authorized to issue shares of Series Preferred Stock, $1.00 par value, in one or more series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each series, without any further vote or action of the stockholders. The issuance of Series Preferred Stock could dilute the voting power or otherwise adversely affect the rights of the common stock. The issuance of Series Preferred Stock could have the effect of acting as an anti-takeover device to delay or prevent a change in control of our company. We have no present plans to issue Series Preferred Stock.

     Our restated certificate of incorporation provides that no director of our company will be liable to our company or our stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by the Delaware General Corporation Law. This provision does not prevent stockholders from obtaining injunctive or other equitable relief against our directors, nor does it shield our directors from liability under federal or state securities laws.

                                  UNDERWRITING

     We and the selling stockholder have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc. and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling stockholder the number of shares of common stock set forth opposite its name below.

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Needham & Company, Inc......................................
A.G. Edwards & Sons, Inc....................................
          Total Underwriters................................  2,700,000
                                                              =========

     The representatives have advised us and the selling stockholder that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer to securities dealers, who may include the underwriters, at that public offering price less a concession of up to
$          per share. The underwriters may allow, and those dealers may reallow,
a concession to other securities dealers of up to $          per share. After
the offering to the public, the offering price and other selling terms may be changed by the representatives.

     We and the selling stockholder have granted an option to the underwriters to purchase up to 405,000 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

     The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                     TOTAL
                                                   -----------------------------------------
                                                   PER SHARE    NO EXERCISE    FULL EXERCISE
                                                   ---------    -----------    -------------
Paid by BTU International, Inc. .................  $            $              $
Paid by selling stockholder......................

     We will pay the expenses of the offering on behalf of the selling stockholder, excluding the underwriting discounts and commissions. We estimate that the total expenses of the offering, excluding the underwriting discounts
and commissions, will be approximately $          .

     The underwriting agreement provides that we and the selling stockholder will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

     We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to any existing employee benefit plans. Our directors, officers and the selling stockholder, who collectively hold in the aggregate 1,770,352 shares of common stock, have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. See "Shares Eligible for Future Sale."

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Ropes & Gray, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the underwriters by Choate, Hall & Stewart, Boston, Massachusetts.

                                    EXPERTS

     Our audited financial statements for each of the years in a three-year period ended December 31, 1999 included in this prospectus have been audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We have filed with the Securities and Exchange Commission a registration statement on Form S-2 under the Securities Act of 1933 relating to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and our common stock, we refer you to the registration statement and to its attached exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. With respect to each document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

     You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and at 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of theses refinance facilities by calling the Commission at 1 (800) SEC-0330. You may obtain copies of all or any part of our registration statement from the Commission upon payment of prescribed fees. You may also inspect reports, proxy and information statements and other information that we file electronically with the Commission without charge at the Commission's web site, http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to incorporate by reference the information we file with it, in other filings, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

      -- our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed on May 12, 1999;

      -- our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed on August 11, 1999;

      -- our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, filed on November 10, 1999;

      -- our Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 30, 2000; and

      --   our Proxy Statement, filed on April 22, 1999.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except so modified or superceded.

     You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and telephone number:

        BTU International, Inc.
        23 Esquire Road
        North Billerica, Massachusetts 01862
        (978) 667-4111.

                            BTU INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accounts.......................  F-2
Consolidated Balance Sheet as of December 31, 1999 and
  1998......................................................  F-3
Consolidated Statement of Operations for the years ended
  December 31, 1999, 1998, and 1997.........................  F-4
Consolidated Statement of Stockholders' Equity for the years ended December 31, 1999, 1998 and 1997....................  F-5
Consolidated Statement of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of BTU International, Inc.:

     We have audited the accompanying consolidated balance sheets of BTU International, Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BTU International, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 4, 2000

                            BTU INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
ASSETS
Current Assets:
  Cash and cash equivalents (Notes 1 and 11)................  $12,431    $10,594
  Trade accounts receivable, less reserves of $160 in 1999
     and 1998 (Note 1)......................................   14,563     12,427
  Inventories (Note 1)......................................    9,617     10,084
  Other current assets (Note 6).............................      678        411
                                                              -------    -------
          Total current assets..............................   37,289     33,516
                                                              -------    -------
Property, Plant and Equipment, at cost (Notes 1 and 3)
  Land......................................................      210        210
  Buildings and improvements................................    7,329      7,186
  Machinery and equipment...................................    6,513      5,675
  Furniture and fixtures....................................      830        828
                                                              -------    -------
                                                               14,882     13,899
     Less-accumulated depreciation..........................    9,341      9,159
                                                              -------    -------
     Net property, plant and equipment......................    5,541      4,740
                                                              -------    -------
Other assets, net of accumulated amortization of $441 in
  1999 and $434 in 1998.....................................      319        359
                                                              -------    -------
          Total Assets......................................  $43,149    $38,615
                                                              =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt and capital lease
     obligations (Note 3)...................................  $   267    $   226
  Trade accounts payable (Note 9)...........................    6,665      5,382
  Customer deposits.........................................       --        124
  Accrued expense (Note 2)..................................    3,664      2,823
                                                              -------    -------
          Total current liabilities.........................   10,596      8,555
Long-term debt and capital lease obligations less current
  maturities (Notes 3 and 11)...............................    4,953      5,167
Deferred income taxes (Notes 1 and 6).......................    1,797      1,756
                                                              -------    -------
          Total Liabilities.................................  $17,346    $15,478
                                                              -------    -------
Commitments and contingencies (Note 3)
Stockholders' Equity (Note 8):
  Class A preferred stock, $1.00 par value --
     Authorized -- 2,000,000 shares Issued and
     outstanding -- none....................................       --         --
  Series preferred stock, $1.00 par value --
     Authorized -- 5,000,000 shares
     Issued and outstanding -- none.........................       --         --
  Common Stock, $.01 par value --
     Authorized -- 25,000,000 shares
     Issued -- 7,770,446, outstanding 6,794,536 in 1999 and
     Issued -- 7,695,924, outstanding 6,806,763 in 1998.....       78         77
  Additional paid-in capital................................   20,543     20,322
  Retained earnings.........................................    8,432      5,594
  Less treasury stock at cost 975,910 and 889,161 shares, at
     December 31, 1999 and 1998, respectively...............   (3,538)    (3,166)
  Accumulated other comprehensive income (Note 1)...........      288        310
                                                              -------    -------
          Total stockholders' equity........................   25,803     23,137
                                                              -------    -------
          Total Liabilities and Stockholders' Equity........  $43,149    $38,615
                                                              =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BTU INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1999       1998       1997
                                                              -------    -------    -------
Net sales (Notes 1, 4, and 5)...............................  $70,476    $56,468    $52,118
Cost of goods sold..........................................   42,478     33,985     30,431
                                                              -------    -------    -------
Gross profit................................................   27,998     22,483     21,687
                                                              -------    -------    -------
  Selling, general and administrative (Note 9)..............   19,471     16,021     15,349
  Research, development and engineering (Note 1)............    4,786      4,575      3,808
  Restructuring charge......................................       --         --        530
                                                              -------    -------    -------
Operating income............................................    3,741      1,887      2,000
  Interest income...........................................      440        405        478
  Interest expense (Note 3).................................     (432)      (451)      (488)
  Other income (expense)....................................       24         73       (341)
                                                              -------    -------    -------
Income before provision for income taxes....................    3,773      1,914      1,649
  Provision for income taxes (Notes 1 and 6)................      935        381        399
                                                              -------    -------    -------
Net income..................................................  $ 2,838    $ 1,533    $ 1,250
                                                              =======    =======    =======
Earnings per share:
  Basic.....................................................  $  0.42    $  0.22    $  0.17
                                                              =======    =======    =======
  Diluted...................................................  $  0.41    $  0.22    $  0.17
                                                              =======    =======    =======
Weighted average number of shares outstanding:
  Basic shares..............................................    6,799      7,068      7,291
  Effect of Dilutive Options................................      169         50         45
                                                              -------    -------    -------
  Diluted Shares............................................    6,968      7,118      7,336
                                                              =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BTU INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        ACCUMULATED
                                                    ADDITIONAL                             OTHER           TOTAL
                                           COMMON    PAID-IN     RETAINED   TREASURY   COMPREHENSIVE   STOCKHOLDERS'
                                           STOCK     CAPITAL     EARNINGS    STOCK        INCOME          EQUITY
                                           ------   ----------   --------   --------   -------------   -------------
BALANCE AT DECEMBER 31, 1996.............   $76      $20,115      $2,811    $(1,183)       $388           $22,207
  Net income.............................    --           --       1,250         --          --             1,250
  Translation adjustment.................    --           --          --         --         (35)              (35)
  Sales of common stock and exercise of
    stock options (Note 8)...............     1          108          --         --          --               109
  Tax benefit of stock options
    exercised............................    --           27          --         --          --                27
                                            ---      -------      ------    -------        ----           -------
BALANCE AT DECEMBER 31, 1997.............    77       20,250       4,061     (1,183)        353            23,558
  Net income.............................    --           --       1,533         --          --             1,533
  Translation adjustment.................    --           --          --                    (43)              (43)
  Sale of common stock and exercise of
    stock options (Note 8)...............    --           72          --         --          --                72
Purchase of treasury stock...............    --           --          --     (1,983)         --            (1,983)
                                                     -------      ------    -------        ----           -------
BALANCE AT DECEMBER 31, 1998.............    77       20,322       5,594     (3,166)        310            23,137
  Net income.............................    --           --       2,838         --          --             2,838
  Translation adjustment.................    --           --          --         --         (22)              (22)
  Sales of common stock and exercise of
    stock options (Note 8)...............     1          187          --         --          --               188
  Tax benefits of options exercised......    --           34          --         --          --                34
  Purchase of treasury stock.............    --           --          --       (372)         --              (372)
                                            ---      -------      ------    -------        ----           -------
BALANCE AT DECEMBER 31, 1999.............   $78      $20,543      $8,432    $(3,538)       $288           $25,803
                                            ===      =======      ======    =======        ====           =======

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
Net income..................................................  $2,838    $1,533    $1,250
Other comprehensive income
  Foreign currency translation adjustment...................     (22)      (43)      (35)
                                                              ------    ------    ------
Comprehensive income........................................  $2,816    $1,490    $1,215
                                                              ======    ======    ======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BTU INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1999       1998       1997
                                                              -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $ 2,838    $ 1,533    $ 1,250
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................    1,120      1,119        961
  Deferred income taxes.....................................       41       (491)        44
Net changes in operating assets and liabilities:
  Accounts receivable.......................................   (2,136)       (93)    (1,704)
  Inventories...............................................      467        (56)      (268)
  Other current assets......................................     (267)       713        537
  Accounts payable..........................................    1,283       (631)     1,889
  Customer deposits.........................................     (124)      (304)       (13)
  Accrued expenses..........................................      841        227        523
  Other assets..............................................       33         50       (193)
                                                              -------    -------    -------
     Net cash provided by operating activities..............    4,096      2,067      3,026
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net.............   (1,842)    (1,248)    (1,294)
                                                              -------    -------    -------
     Net cash used in investing activities..................   (1,842)    (1,248)    (1,294)
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term debt and capital lease
  obligations...............................................     (245)      (144)      (300)
Issuance of common stock....................................      188         72        109
Proceeds from mortgage reference............................       --         --        122
Tax benefit of stock options exercised......................       34         --         27
Purchase of treasury stock..................................     (372)    (1,983)        --
                                                              -------    -------    -------
     Net cash used in financing activities..................     (395)    (2,055)       (42)
                                                              -------    -------    -------
EFFECT OF EXCHANGE RATES ON CASH............................      (22)       (43)       (35)
                                                              -------    -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    1,837     (1,279)     1,655
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............   10,594     11,873     10,218
                                                              -------    -------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $12,431    $10,594    $11,873
                                                              =======    =======    =======

Supplemental disclosures of cash flow information are included in Note 10.

  The accompanying notes are an integral part of these consolidated financial statements.

                            BTU INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     BTU International, Inc. and its wholly owned subsidiaries (the Company) are primarily engaged in the design, manufacture, sale, and service of thermal processing systems, which are used as capital equipment in various manufacturing processes, primarily in the electronics industry.

PRINCIPLES OF CONSOLIDATION AND THE USE OF ESTIMATES

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from these estimates.

CASH AND CASH EQUIVALENTS

     The Company has classified certain liquid financial instruments, with original maturities of less than three months, as cash equivalents.

INVENTORIES

     Inventories consist of material, labor and overhead and are valued at the lower of cost or market value. Cost is determined by the first-in, first-out
(FIFO) method for all inventories.

     Inventories consist of the following (in thousands):

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                            -----------------
                                                             1999      1998
                                                            ------    -------
Raw Materials and manufactured components.................  $4,431    $ 4,970
Work-in-progress..........................................   3,532      3,395
Finished goods............................................   1,654      1,719
                                                            ------    -------
                                                            $9,617    $10,084
                                                            ======    =======

PROPERTY, PLANT AND EQUIPMENT

     The Company provides for depreciation using the straight-line method over a period sufficient to amortize the cost of the asset over its useful life. The estimated useful lives for depreciation purposes are as follows:

Buildings and improvements..................................  8-25 years
Machinery and equipment.....................................   2-8 years
Furniture and fixtures......................................   5-8 years

     Maintenance and repairs are charged to operations as incurred. When equipment and improvements are sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any, is included in the results of operations.

                            BTU INTERNATIONAL, INC.

INCOME TAXES

     Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The amounts of deferred tax assets or liabilities are based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

TRANSLATION OF FOREIGN CURRENCIES

     Foreign currencies are translated in accordance with SFAS No. 52, "Foreign Currency Translation." Under this standard, assets and liabilities of the Company's foreign operations are translated into United States dollars at current exchange rates. Income and expense items are translated at weighted average rates of exchange prevailing during the year. Gains and losses arising from translation are accumulated as a separate component of stockholders' investment. Exchange gains and losses (if any) arising from transactions denominated in foreign currencies are included in income as incurred. Such exchange gains or losses were not material during the periods presented.

PATENTS

     The Company has patents in the United States and certain foreign countries for certain of its products and processes. No value has been assigned to these patents in the accompanying consolidated financial statements.

REVENUE RECOGNITION

     Revenue is recognized based upon completion of the earnings process, which typically occurs upon the shipment of product to the customer, except for large contracts that are not completed within the normal operating cycle of the business, which are accounted for on a percentage completion basis. Under the percentage completion method, revenues are recognized in proportion to costs incurred compared to total estimated costs and a provision is made for any anticipated loss. As of December 31, 1999 and 1998, $0 and $53,000, respectively, of revenue was recognized on the percentage of completion method for systems not yet shipped. During these years, revenue recognized using the percentage completion method included in net sales was 2.3% for 1999 and 6.1% for 1998.

RESEARCH, DEVELOPMENT AND ENGINEERING

     Research, development and engineering costs are charged to expense as incurred.

EARNINGS PER SHARE INFORMATION

     Earnings Per Share (EPS) is presented under two calculations, Basic and Diluted. Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and dilutive potential common shares outstanding during the period, using the treasury stock method. Options outstanding that were not included in the determination of diluted EPS, because they were antidilutive, were 289,778 in 1999, 27,800 in 1998 and 42,500 in 1997.

RECLASSIFICATION

     Certain prior year financial statement information has been reclassified to conform with the current year presentation.

                            BTU INTERNATIONAL, INC.

COMPREHENSIVE INCOME

     The Company classifies items of other comprehensive income by their nature in a financial statement and displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the Balance Sheet. The only item of comprehensive income other than net income is translation gains and losses from foreign exchange, recorded in the equity section of the Balance Sheets. Comprehensive Income is presented in the accompanying consolidated statements of comprehensive income.

SEGMENT INFORMATION

     The Company reports segment information as required by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The chief operating decisions maker organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure and management structure. (see
Note 12)

SAB NO. 101 REVENUE RECOGNITION IN FINANCIAL STATEMENTS

     In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which provides additional guidance in applying generally accepted accounting principles for revenue recognition in company's consolidated financial statements. SAB No. 101 addresses several issues including the timing for recognizing revenue derived from arrangements that involve either contractual customer acceptance provisions or installation of the product occurs after shipment and transfer of title.

     The Company's existing revenue recognition policy is to recognize revenue at the time the customer takes title of the product, generally at the time of shipment, because the Company has routinely met its installation obligations and obtained customer acceptance. Applying the requirements of SAB No. 101 to the present arrangements used in the Company's thermal processing equipment sales may result in a change in the Company's accounting policy for revenue recognition and the deferral of the revenue for some equipment sales until installation is complete and accepted by the customer. The Company is currently evaluating the impact that SAB No. 101 might have on its revenue recognition policies. However, there will be no impact on the Company's cash flows from operations as a result of this change.

     The Company is required to report the impact of SAB No. 101, as amended by SAB No. 101A, no later than the second fiscal quarter of the fiscal year 2000. The effect of the change will be recognized as a cumulative effect of a change in accounting principle as of January 1, 2000, thus the first quarter of year 2000 financial results may be restated to the extent that SAB No. 101 is relevant and material. Prior year financial statements will not be restated. The Company is also considering potential changes to its standard contracts that could mitigate the impact of SAB No. 101 on a go forward basis.

                            BTU INTERNATIONAL, INC.

NOTE 2:  ACCRUED EXPENSES

     Accrued expenses at December 31, 1999 and 1998 consisted of the following (in thousands):

                                                              1999      1998
                                                             ------    ------
Accrued commissions........................................  $1,390    $  976
Accrued warranty...........................................     660       535
Accrued income taxes.......................................     255       281
Accrued bonus..............................................     519        60
Other......................................................     840       971
                                                             ------    ------
                                                             $3,664    $2,823
                                                             ======    ======

(3)  DEBT, CAPITAL LEASES, COMMITMENTS AND CONTINGENCIES

     Debt at December 31, 1999 and 1998 consisted of the following (in thousands):

                                                              1999      1998
                                                             ------    ------
Mortgage note payable......................................  $5,089    $5,312
Capital lease obligations, interest rates ranging from
  10.2% to 11.1%, net of interest of $38 and $26 in 1999
  and 1998, respectively...................................     131        81
                                                             ------    ------
                                                              5,220     5,393
Less current maturities....................................     267       226
                                                             ------    ------
                                                             $4,953    $5,167
                                                             ======    ======

     The mortgage note payable is secured by the Company's land and building and requires monthly payments of $53,922, including interest at 8.125%. This mortgage note payable has a balloon payment of $3,825,000 due and payable at maturity on July 1, 2004.

     The capital lease obligations relate to various equipment leases used in the operation of the business.

     Under the terms of the debt, the minimum repayments of long-term debt and capital lease obligations by year are as follows (in thousands):

                                                            8.125%     CAPITAL
                                                           MORTGAGE    LEASES     TOTAL
                                                           --------    -------    ------
2000.....................................................   $  242      $ 25      $  267
2001.....................................................      263        29         292
2002.....................................................      285        29         314
2003.....................................................      309        22         331
2004.....................................................    3,990        26       4,016
                                                            ------      ----      ------
                                                            $5,089      $131      $5,220
                                                            ======      ====      ======

     At December 31, 1999, the Company has an unsecured revolving line of credit with a US bank which allows for aggregate borrowings and/or letters of credit of up to $14,000,000. Borrowings are available to the Company at either the Bank's base rate or a Eurodollar rate, as elected by the Company. This loan facility is available to the Company until April 30, 2004, subject to compliance with certain financial covenants. At December 31, 1999, the Company was in compliance with all covenants of this agreement. As of December 31, 1999, no amounts were outstanding under this unsecured revolving line of credit.

                            BTU INTERNATIONAL, INC.

     The Company conducts its UK operations in a facility that is under a long-term operating lease expiring in 2010. Rent expense under this lease was approximately $143,000 in 1999, $145,000 in 1998, and $143,000 in 1997. In 1995,
the Company sublet a portion of this leased space. The initial term of the sublease is five years. Under the terms of the sublease, the Company will receive approximately $132,000 per year. At the end of the initial five year sublet period, the sublease can be extended at market rates for two subsequent and concurrent five year periods. As of December 31, 1999, the future minimum lease commitment for this facility is $2,765,000, payable as follows: $240,000 for the year 2000, $273,000 for each of 2001, 2002, 2003 and 2004 and $1,433,000 thereafter through 2010.

     The Company is a party to a patent lawsuit it originated and to various claims arising in the normal course of business. Management believes the resolution of these matters will not have a material impact on the Company's results of operations or financial condition.

(4)  FOREIGN OPERATIONS

     The following table shows the amounts and percentages of the Company's revenues by geographic region, for the last three years:

                                             1999             1998             1997
                                         -------------    -------------    -------------
United States..........................  $22,552   32%    $19,946   35%    $26,061   50%
Europe.................................   18,324    26     13,446    24     11,862    23
Asia Pacific...........................   21,143    30     16,295    29     12,512    24
Rest of World..........................    8,457    12      6,781    12      1,683     3

(5)  CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentrations such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash and cash equivalent balances with one financial institution.

     One customer represented 18% of revenue in 1999. Two customers represented 14% and 13% respectively of revenue in 1998. One customer represented approximately 14% of revenues in 1997.

(6)  INCOME TAXES

     The components of income before provision for income taxes are as follows (in thousands):

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------    ------    ------
Domestic.................................................  $2,163    $  881    $1,040
Foreign..................................................   1,610     1,033       609
                                                           ------    ------    ------
Total....................................................  $3,773    $1,914    $1,649
                                                           ======    ======    ======

                            BTU INTERNATIONAL, INC.

     For the years ended December 31, 1999, 1998 and 1997, the Company's provisions for income taxes were as shown below (in thousands):

                                                   FEDERAL    STATE    FOREIGN    TOTAL
                                                   -------    -----    -------    -----
December 31, 1999
  Current........................................   $ 662     $ 177      $55      $ 894
  Deferred.......................................      85       (44)       0         41
                                                    -----     -----      ---      -----
                                                    $ 747     $ 133      $55      $ 935
                                                    =====     =====      ===      =====
December 31, 1998
  Current........................................   $ 491     $ 345      $36      $ 872
  Deferred.......................................    (216)     (275)       0       (491)
                                                    -----     -----      ---      -----
                                                    $ 275     $  70      $36      $ 381
                                                    =====     =====      ===      =====
December 31, 1997
  Current........................................   $ 308     $  47      $ 0      $ 355
  Deferred.......................................      39         5        0         44
                                                    -----     -----      ---      -----
                                                    $ 347     $  52      $ 0      $ 399
                                                    =====     =====      ===      =====

     The differences between the statutory United States federal income tax rate of 34% and the Company's effective tax rate are as follows (in thousands):

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                             1999     1998     1997
                                                            ------    -----    -----
Tax provision at United States statutory rate.............  $1,283    $ 650    $ 561
State and foreign income taxes, net of federal benefit....     142       94       48
Utilization of foreign net operating loss carryforwards...    (498)    (293)    (189)
Non-deductible and other..................................       8      (70)     (21)
                                                            ------    -----    -----
Total provision...........................................  $  935    $ 381    $ 399
                                                            ======    =====    =====

                            BTU INTERNATIONAL, INC.

     Deferred income taxes and prepaid income taxes are comprised of the following at December 31, 1999 and 1998 (in thousands):

                                                            1999       1998
                                                           -------    -------
Revenues recognized for books, not tax...................  $(2,860)   $(3,814)
Accelerated tax depreciation.............................        0        (68)
Other....................................................     (116)      (116)
                                                           -------    -------
          Total deferred liabilities.....................  $(2,976)   $(3,998)
                                                           =======    =======
Inventory reserves.......................................      331        371
Inventory capitalization.................................       74         71
Accruals and other.......................................      577        460
Foreign net operating loss carryforward..................        0        498
Accelerated tax depreciation.............................       65          0
Federal tax credit carryforwards.........................      132      1,340
                                                           -------    -------
          Total deferred assets..........................    1,179      2,740
                                                           -------    -------
          Total net deferred liability...................   (1,797)    (1,258)
Valuation allowance......................................        0       (498)
                                                           -------    -------
Net deferred income tax liability........................  $(1,797)   $(1,756)
                                                           =======    =======

     The valuation allowance at December 31, 1998 related to uncertainty surrounding the realization of the foreign net operating loss carryforwards. For the year ended December 31, 1999 the Company realized the use of the foreign net operating loss carryforwards. As of December 31, 1999, the Company has AMT credit carryforwards of $132,000, which are subject to review and possible adjustment by the Internal Revenue Service. Included in other current assets is a refundable income tax receivable of $344,000 as of December 31, 1999 and $36,000 as of December 31, 1998. During 1999, the Company's UK subsidiary used the $1,292,000 of net operating loss carryforwards available at December 31, 1998.

(7)  EMPLOYEE BENEFITS

     The Company has management incentive and profit sharing plans for its executives and all of its employees. These plans provide for bonuses upon the attainment of certain financial targets. Under these plans, $688,000, $100,000 and $89,000 was expensed in 1999, 1998 and 1997, respectively.

     The Company has a deferred 401(k) contribution plan that is available to cover all domestic employees of the Company who have met certain length of service requirements. Subject to non-discriminatory restrictions on highly compensated employees, participants can voluntarily contribute up to 17% of their compensation to the plan, and the Company, at its discretion, may match this contribution up to a stipulated percentage. The Company's expense under the plan was $206,000, $187,000, and $170,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

(8)  STOCK OPTION AND PURCHASE PLANS

     The Company has three stock option plans. The 1989 Stock Plan for Directors (1989 Plan) provides for stock options to certain directors of the Company. The 1993 Equity Incentive Plan (1993 Plan) provides for stock options for employees and the Company's non-employee directors. Under the terms of the 1993 Plan, other stock awards can also be granted at the discretion of the Company's Board of Directors. The 1998 Stock Option Plan for Non-Employee Directors (1998 Plan) provides for stock options to non-employee directors of the Company.

                            BTU INTERNATIONAL, INC.

     Under each plan, the exercise price of the options is not less than fair market value at the date of the grants. The 1989 Plan options expire over seven years and the 1993 Plan options expire over periods not to exceed 10 years. The 1998 Plan options expire over a period not to exceed seven years. In May 1998 the shareholders approved the addition of 500,000 shares available to be awarded under the 1993 Plan and also approved the 1998 Plan with 50,000 shares available for future grants. Shares available for future stock option grants, pursuant to these plans, were 174,041 at December 31, 1999, 410,893 at December 31, 1998, and 127,763 at December 31, 1997.

     In September 1998, the Board of Directors approved the repricing of employee stock options issued during 1996, 1997 and 1998. A total of 545,480 options were repriced to $2.875 per share, which was the fair market value of the repricing, with a new vesting and expiration schedule.

     A summary of all stock option activity for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                            1999                   1998                  1997
                                     -------------------   --------------------   -------------------
                                               WEIGHTED               WEIGHTED              WEIGHTED
                                     NUMBER     AVERAGE     NUMBER     AVERAGE    NUMBER     AVERAGE
                                       OF      PRICE PER      OF      PRICE PER     OF      PRICE PER
                                     SHARES      SHARE      SHARES      SHARE     SHARES      SHARE
                                     -------   ---------   --------   ---------   -------   ---------
Outstanding at beginning of year...  632,040     $2.92      367,690     $3.91     189,095     $3.64
Granted............................  280,112      4.92      301,560      4.26     234,500      3.98
Exercised..........................  (49,885)     2.36       (2,520)     1.88     (24,405)     2.50
Forfeited..........................  (43,260)     2.93      (34,690)     3.65     (31,500)     3.90
Terminated due to repricing........       --        --     (545,480)     4.24          --        --
Issued due to repricing............       --        --      545,480      2.88          --        --
                                     -------     -----     --------     -----     -------     -----
Outstanding at end of year.........  819,007     $3.64      632,040     $2.92     367,690     $3.91
                                     =======     =====     ========     =====     =======     =====
Options exercisable at end of
  year.............................  166,043     $3.05       43,380     $2.64      66,790     $2.92
                                     =======     =====     ========     =====     =======     =====

     At December 31, 1999 the outstanding options have exercise prices ranging from $2.69 to $5.50 and a weighted average remaining contractual life of 4.3 years.

     The following table summarizes information for options outstanding and exercisable at December 31, 1999:

                            OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                -------------------------------------------    -------------------------
                              WEIGHTED          WEIGHTED                     WEIGHTED
    RANGE OF                  AVERAGE           AVERAGE                      AVERAGE
     PRICES     NUMBER     REMAINING LIFE    EXERCISE PRICE    NUMBER     EXERCISE PRICE
  ------------  -------    --------------    --------------    -------    --------------
  $2.69 - 3.00  512,729       4.0 yrs            $2.88         146,168        $2.88
   3.01 - 4.00   14,500       5.3 yrs             3.82           6,250         3.79
   4.01 - 5.50  291,778       4.7 yrs             4.96          13,625         4.60
                -------       -------            -----         -------        -----
                819,007       4.3 yrs             3.64         166,043         3.05
                -------       -------            -----         -------        -----

     The Company has an Employee Stock Purchase Plan. Under the terms of the plan, employees are entitled to purchase shares of common stock at the lower of 85% of fair market value at the beginning or the end of each six-month option period. A total of 300,000 shares has been reserved for issuance under this plan, of which 18,090 remain available at December 31, 1999. During 1999, a total of 23,157 shares were purchased at prices ranging from $2.55 to $4.14 per share.

     The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized

                            BTU INTERNATIONAL, INC.

related to the plans. Had compensation cost for the plans been determined based on the fair value at the grant dates for the awards under these plans consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                               YEARS ENDED DECEMBER 31,
                                                         -------------------------------------
                                                           1999          1998          1997
                                                         ---------     ---------     ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Income:
  As reported..........................................   $2,838        $1,533        $1,250
  Pro forma............................................    2,455         1,514         1,140
Income per basic share:
  As reported..........................................   $ 0.42        $ 0.22        $ 0.17
  Pro forma............................................     0.36          0.21          0.16
Income per diluted share:
  As reported..........................................   $ 0.41        $ 0.22        $ 0.17
  Pro forma............................................     0.35          0.21          0.16

     Pro forma compensation costs were estimated using the Black-Scholes option pricing model using the following weighted average assumptions for grants in 1999, 1998 and 1997, respectively; a dividend yield rate of 0 for each year; expected lives of 4.8, 4.9 and 5.0 years; expected volatility of 64.6%, 63.1% and 68.2%; and risk free interest rates of 6.2%, 4.8% and 6.4%. The weighted average fair value of options granted during 1999, 1998 and 1997 was $2.91, $1.97 and $2.48, respectively.

     As the SFAS No. 123 presentation has not been applied to options granted prior to January 1, 1995, the resulting pro forma reduction in net earnings and earnings per share may not be representative of what could be expected in future years.

(9)  RELATED PARTY TRANSACTIONS

     During 1999 and 1998, certain transactions were made between the Company and certain related parties, all of which management believes were at arms' length. These transactions included payments to one of the Company's directors for consulting services of $15,000 and $16,000 in 1999 and 1998, respectively. The Company also had related party transactions with respect to the purchase of certain software development and components from a company which is partially owned by one of the Company's key employees. The amount of contract software and hardware purchased from this party in the ordinary course of doing business was $904,000 and $775,000 in 1999 and 1998, respectively; as well, $1,000 and
$66,000 is included in trade accounts payable on the Consolidated Balance Sheets as of December 31, 1999 and 1998, respectively.

(10)  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1999        1998        1997
                                                             ---------    -------    --------
                                                                      (IN THOUSANDS)
Cash paid (received) during the year for:
  Interest.................................................   $  432       $451       $ 488
  Income taxes.............................................    1,172         32        (391)
Non-cash transactions:
  Capital asset and lease obligation additions.............       72         64          --

                            BTU INTERNATIONAL, INC.

(11)  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

          a. Cash and Cash Equivalents -- The carrying amount of these assets on the Company's Consolidated Balance Sheets approximates their fair value because of the short maturities of these instruments.

          b. Long-term Debt and Capital Lease Obligations -- The fair value of long-term indebtedness as of December 31, 1999 and 1998 was approximately $5,220,000 and $5,527,000, respectively, based on a discounted cash flow analysis, using the prevailing cost of capital for the Company as of each date.

(12)  SEGMENT REPORTING

     Segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company operates as a single business segment called thermal processing capital equipment.

     The thermal processing capital equipment segment consists of the designing, manufacturing, selling and servicing of thermal processing equipment and related process controls for use in the electronics, power generation, automotive and other industries. This business segment includes the supply of solder reflow systems used for surface mount applications in printed circuit board assembly. Thermal processing equipment is used in: low temperature curing/encapsulation; hybrid integrated circuit manufacturing; integrated circuit packaging and sealing; and processing multi-chip modules. In addition, the thermal process equipment is used for sintering nuclear fuel for commercial power generation, as well as brazing and the sintering of ceramics and powdered metals, and the deposition of precise thin film coatings. The business segment's customers are multinational original equipment manufacturers and contract manufacturing companies.

     The accounting policies of segment reporting are the same as those described in Note 1 "Summary of Significant Accounting Policies." The Company evaluates the performance of operating results taken as a whole. Geographic data concerning the thermal processing business segment is shown at Note 4.

INSIDE BACK COVER


         At the top of the page is the heading "Precision Thermal Processing Systems for Advanced Semiconductor Packaging and Ceramic Based Electronic Components." Beneath this heading are images of two of the Company's products. Above the first image is the title "Advanced Semiconductor Packaging". The image is of one of our thermal processing systems for semiconductor packaging, with console in the foreground. To the right of the thermal processing system is the following caption: "Electronics Manufacturers use our thermal processing systems for solder reflow and underfill curing of advanced packages. These processes include wafer bump reflow, flip chip reflow and solder sphere attach reflow for ball grid arrays, as well as epoxy underfill curing for a variety of advanced semiconductor packaging technologies." Beneath the picture is the caption "Solder reflow and curing for advanced packaging."



         Below the semiconductor packaging diagram is a picture of a BME/MLCC thermal processing system, showing its front and side. The title heading above this picture reads "High Temperature Systems for Ceramic Components." Along the front and side of the BME/MLCC is a conveyor system, used to move trays of capacitors through the BME/MLCC. To the right of this picture is the following caption: "We are applying our leadership in advanced high temperature processing systems that require precise control of atmosphere and temperature for processing next generation multi-layer ceramic chip capacitors, a component used in very large numbers in most electronic devices. Our high temperature systems are also used to manufacture other ceramic based electronic components such as thick film hybrid circuits." Beneath the picture is the caption "Recently introduced BTU system for processing next generation MLCCs."

                             BTU INTERNATIONAL LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD fee and the Nasdaq National Market listing fee.


SEC registration fee........................................  $8,965.69
NASD filing fee.............................................   3,896.09
Nasdaq National Market listing fee..........................
Printing....................................................          *
Legal fees and expenses.....................................          *
Accounting fees and expenses................................          *
Blue sky fees and expenses..................................          *
Transfer agent and registrar fees...........................          *
Miscellaneous...............................................          *
                                                              ---------
          Total.............................................  $       *


------------
*  To be provided by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined.

     As permitted by the Delaware General Corporation Law, the by-laws of the Registrant provide that (i) the Registrant is required to indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions,
(ii) the Registrant is required to advance expenses, as incurred, to its directors, officers, employees and agents in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iii) the rights conferred in the by-laws are not exclusive.

     Reference is also made to Section 6 of the Underwriting Agreement, the form of which has been filed as exhibit number 1.1 to this Registration Statement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's certificate of incorporation and by-laws may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act of 1933.

     The Registrant also maintains directors' and officers' liability insurance.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS. The following exhibits are filed as part of this registration statement:

NUMBER                          DESCRIPTION
------                          -----------
 1.1*   Form of Underwriting Agreement.
 5.1*   Opinion of Ropes & Gray regarding the legality of the
        securities being registered.
10.13** 1988 Employee Stock Purchase Plan.
10.15** 1989 Stock Option Plan for Directors.
10.37** 1993 Equity Incentive Plan.
10.39+  BTU (UK) Limited and RD International (UK) Limited
        underlease, relating to Unit 815 Southwood Summit Centre.
10.42++ Mortgage note between the Company and John Hancock Mutual
        Life Insurance Company dated June 30, 1997.
10.43++ Credit Agreement between the Company and US Trust dated
        September 5, 1997.
10.44** Amendment to the 1993 Equity Incentive Plan.
10.45** 1998 Stock Option Plan for Non-Employee Directors.
10.46** First Amendment to Credit Agreement between the Company and
        US Trust dated December 16, 1999.
10.47** Amendment No. 1 to 1988 Employee Stock Purchase Plan dated
        June 15, 1989.
10.48** Amendment No. 2 to 1988 Employee Stock Purchase Plan dated
        February 20, 1991.
10.49** Amendment No. 2 to 1993 Equity Incentive Plan.
23.1    Consent of Arthur Andersen LLP.
23.2*   Consent of Ropes & Gray (included in Exhibit 5.1).
24.1    Power of Attorney (included on signature page).

------------
 *  To be filed by amendment.

** Incorporated by reference from Registrant's Annual Report filed on Form 10-K for the fiscal year ended December 31, 1999.

 + Incorporated by reference from Registrant's Annual Report filed on Form 10-K for the fiscal year ended December 31, 1994.


++ Incorporated by reference from Registrant's Quarterly Report filed on Form 10-Q for the quarter ended September 28, 1997.


     (b)  FINANCIAL STATEMENT SCHEDULES.  The following financial statement schedule is included as part of this registration statement.

        [Schedule II -- Valuation and Qualifying Accounts.]

     Other financial statement schedules have been omitted because they are inapplicable or are not required under applicable provisions of Regulation S-X under the Securities Act of 1933 or because the information that would otherwise be included in such schedules is contained in BTU International's financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 13th day of April, 2000.


                                          BTU INTERNATIONAL, INC.

                                          By: /s/  PAUL VAN DER WANSEM
                                            ------------------------------------
                                                    Paul van der Wansem
                                              Chief of the Board of Directors,
                                                        President and
                                                  Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Paul van der Wansem, Santo J. DiNaro or Thomas P. Kealy, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any and all additional registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 13, 2000.


                       SIGNATURE                                              TITLE
                       ---------                                              -----

                /s/ PAUL VAN DER WANSEM                     Chief of the Board of Directors, President
--------------------------------------------------------      and Chief Executive Officer
                  Paul van der Wansem

                  /s/ SANTO J. DINARO                       Executive Vice President
--------------------------------------------------------
                    Santo J. DiNaro

                  /s/ THOMAS P. KEALY                       Vice President, Corporate Controller and
--------------------------------------------------------      Chief Accounting Officer
                    Thomas P. Kealy

                  /s/ JAMES M. GRIFFIN                      Vice President of Sales-Americas
--------------------------------------------------------
                    James M. Griffin

                  /s/ DAVID A.B. BROWN                      Director
--------------------------------------------------------
                    David A.B. Brown

                    /s/ J. CHUAN CHU                        Director
--------------------------------------------------------
                      J. Chuan Chu

                  /s/ JOSEPH F. WRINN                       Director
--------------------------------------------------------
                    Joseph F. Wrinn

                                 EXHIBIT INDEX

NUMBER                          DESCRIPTION
------                          -----------
 1.1*   Form of Underwriting Agreement.
 5.1*   Opinion of Ropes & Gray regarding the legality of the
        securities being registered.
23.1    Consent of Arthur Andersen LLP.
23.2*   Consent of Ropes & Gray (included in Exhibit 5.1).
24.1    Power of Attorney (included on signature page).

------------
*  To be filed by amendment.